UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Patheon N.V.
(Name of Subject Company)

Patheon N.V.
(Name of Person Filing Statement)

Ordinary Shares, Par Value €0.01 Per Share
(Title of Class of Securities)

N6865W105
(CUSIP Number of Class of Securities)

Eric Sherbet, General Counsel and Secretary
Evert van de Beekstraat 104
1118 CN, Amsterdam Schiphol
The Netherlands
+31 (0)20 622 3243
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Robert B. Pincus, Esq.
Faiz Ahmad, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, Delaware 19801
(302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	SUBJECT COMPANY INFORMATION
(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands with the trade register in The Netherlands under file number 59564903 (“Patheon”). Patheon’s principal executive offices are located at Evert van de Beekstraat 104, 1118 CN, Amsterdam Schiphol, The Netherlands, and Patheon’s telephone number at this address is +31 (0)20 622 3243.

(b)	Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, par value €0.01 per share, of Patheon (the “Shares”). As of the close of business on May 30, 2017, there were 700,000,000 Shares authorized, of which 145,136,214 Shares (not including treasury Shares) were outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)	Name and Address

The name, address and telephone number of Patheon, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Tender Offer

Offer and Post-Offer

This Schedule 14D-9 relates to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”) and wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), to acquire all of the issued and outstanding Shares at a purchase price of $35.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017 by Purchaser and Thermo Fisher (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to a Purchase Agreement, dated as of May 15, 2017 (as it may be amended from time to time, the “Purchase Agreement”), by and between Patheon, Purchaser and Thermo Fisher. The Offer is conditioned upon, among other things: (a) the Purchase Agreement not having been terminated in accordance with its terms, and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of August 10, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire): (i) Shares having been validly tendered pursuant to the Offer, and not properly withdrawn, that, together with the Shares then owned by Thermo Fisher or its affiliates, represent at least 95% (the “Threshold Percentage”) of Patheon’s issued and outstanding capital (geplaatst en uitstaand kapitaal) immediately prior to the Expiration Time (as defined below) (the “Minimum Condition”); provided that if, prior to the Expiration Time (as defined below), Patheon’s shareholders have adopted the Asset Sale Resolutions (as defined below) at the extraordinary general meeting (the “EGM”), or any subsequent EGM, prior to the Expiration Time (as defined below), the Threshold Percentage will be reduced to 80%; and provided further, that if all of the conditions of the Offer have been satisfied or waived other than the Minimum Condition, and Purchaser has extended the Offer on two occasions in consecutive periods of 10 business days each in accordance with the Purchase Agreement, Purchaser may, in its sole discretion by written notice to Patheon, reduce the Threshold Percentage to 75% solely for purposes of consummating the Offer; (ii) the expiration or termination of any waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Council Regulation 139/2004 of the European Union (the “EU Merger Regulation”), and the receipt of and being in full force and effect of, or expiration of relevant waiting periods under, all clearances or approvals under certain other applicable regulatory or antitrust laws (such condition, the “Antitrust Clearance Condition”); (iii) the absence of any applicable law, regulation, order or injunction (whether temporary, preliminary or permanent) entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal or enjoining the consummation of the transactions contemplated by the Purchase Agreement (the “Legal Restraints Condition”); (iv) the accuracy of the representations and warranties of Patheon contained in the Purchase Agreement (subject to certain materiality standards); (v) Patheon’s material compliance with its covenants contained in the Purchase Agreement; (vi) the absence of any fact, change, event, development, occurrence or effect following the date of the Purchase Agreement that would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Purchase Agreement, but excluding clause (ii) of such definition); (vii) the resignation of the existing members of the Board of Directors (bestuur) of Patheon (the “Patheon Board”), as contemplated by the Purchase Agreement, having been obtained and; (viii) the Governance Resolutions (as defined below) having been adopted by Patheon’s shareholders at the EGM (or any subsequent EGM). A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Purchaser may extend the Offer to such other date and time as may be agreed in writing by Patheon and Thermo Fisher, and will extend the Offer for the minimum period required by applicable law, the SEC or the rules of the New York Stock Exchange (the “NYSE”). Purchaser will also extend the Offer on one or more occasions in consecutive periods of up to 10 business days each if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition, or for periods of up to 20 business days in case of the Antitrust Clearance Condition or Legal Restraints Condition if either such condition is not reasonably likely to be satisfied within such 10 business-day extension period. Purchaser may, but will not be required to, extend the Offer on more than two occasions if the sole remaining unsatisfied condition to the Offer is the Minimum Condition, and Purchaser is not required to extend the Offer beyond February 15, 2018.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Thermo Fisher will cause Purchaser to) (a) at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the United States Securities Exchange Act of 1934 (the “Exchange Act”)) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”).

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will (and Thermo Fisher will cause Purchaser to) provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 promulgated under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser or one of its affiliates has publicly indicated its intention to, subject to the terms of the Purchase Agreement, effectuate the Asset Sale (as defined below), Purchaser will (and Thermo Fisher will cause Purchaser to) extend the Subsequent Offering Period for at least five business days to permit any remaining minority shareholders to tender their Shares in exchange for the Offer Consideration (such extension, the “Minority Exit Offering Period”).

As promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Thermo Fisher or Purchaser may, but are not required to, effectuate or cause to be effectuated a corporate reorganization involving Patheon and its subsidiaries (the “Post-Offer Reorganization”). The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law aimed at strengthening Thermo Fisher’s direct or indirect control over Patheon or its assets and business operations. More specifically, the Asset Sale and Liquidation (each as defined below) and the Compulsory Acquisition (as defined below) would ensure that Purchaser or one of its affiliates becomes the owner of all or substantially all of Patheon’s business operations from and after the consummation of such Post-Offer Reorganization. In the event that the Asset Sale and Liquidation (each as defined below) is implemented, any of Patheon’s shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent

Offering Period, as it may be extended by the Minority Exit Offering Period) will be offered or will receive cash in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes. In the event that a compulsory acquisition procedure (uitkoopprocedure) of non-tendered Shares as provided by Dutch law (the “Compulsory Acquisition”) is implemented, then Shares held by non-tendering Patheon shareholders will be acquired in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) will determine the price to be paid for the non-tendered Shares. In such event, the Dutch Court has sole discretion to determine the per Share price to be paid for the non-tendered Shares. Such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Patheon’s shareholders who tendered their Shares to Purchaser in the Offer or (ii) under certain circumstances, from the date when the Dutch Court renders an interim judgment allowing the claim for the Compulsory Acquisition against the non-tendering Patheon shareholders for all of their Shares. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Patheon shareholders. In the event the Asset Sale and Liquidation (each as defined below) or the Compulsory Acquisition are consummated, Patheon will either be liquidated or become wholly owned by Purchaser.

Purchaser and Thermo Fisher may, but are not required to, effectuate or cause to be effectuated the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the approval of the Asset Sale Resolutions (as defined below) by Patheon’s shareholders at the EGM (or any subsequent EGM) and achievement of the Asset Sale Threshold (as defined below) but not the Compulsory Acquisition Threshold (as defined below), the Asset Sale and the Liquidation (each as defined below) and the Second Step Distribution (as defined below) or (b) if permissible under applicable law and if the Compulsory Acquisition Threshold (as defined below) has been achieved, the Compulsory Acquisition.

If Patheon’s shareholders have adopted the Asset Sale Resolutions (as defined below), and if Purchaser or Thermo Fisher elects – after the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) – to proceed with the sale, transfer and assumption of Patheon’s business, including substantially all of the assets and liabilities of Patheon, to or by Purchaser (or an affiliate of Purchaser) (the “Asset Sale”) followed by the Liquidation and the Second Step Distribution (each as defined below), and if the number of Shares validly tendered pursuant to the Offer and not properly withdrawn (including Shares tendered during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), together with the Shares owned by Thermo Fisher or its affiliates, represents at least 80% of Patheon’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Asset Sale Threshold”) but less than 95% of Patheon’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Compulsory Acquisition Threshold”), then the cash purchase price in the Asset Sale would be an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering Patheon shareholders immediately prior to the completion of the Asset Sale. Upon consummation of the Asset Sale, (a) Patheon will hold only the cash received in the Asset Sale and certain other immaterial assets and liabilities; (b) Purchaser (or an affiliate of Purchaser) would (i) own all of Patheon’s business operations and (ii) be the principal shareholder in Patheon; and (c) the non-tendering Patheon shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. As soon as practicable following consummation of the Asset Sale, the liquidator of Patheon appointed pursuant to the Purchase Agreement would then complete the liquidation and dissolution of Patheon (the “Liquidation”) in accordance with applicable Dutch procedures, with Purchaser (or an affiliate of Purchaser) providing certain funds and indemnities to enable Patheon’s liquidator to make one or more advance liquidation distributions and a final liquidation distribution (collectively, the “Second Step Distribution”), whereby the initial advance liquidation distribution is expected to result in payment, through a settlement agent, to each non-tendering Patheon shareholder of an amount in cash equal to the Offer Consideration, without interest and less applicable withholding taxes, for each Share then owned by such non-tendering Patheon shareholder. No compensation will be paid to non-tendering Patheon shareholders for any administrative costs charged by banks in relation to the transfer of the Second Step Distribution to their bank account or otherwise.

If the number of Shares owned by Thermo Fisher and its affiliates represents less than 100% but at least 95% of Patheon’s issued and outstanding capital (geplaatst en uitstaand kapitaal), and Purchaser or Thermo Fisher elects to have Purchaser commence the Compulsory Acquisition, Purchaser would then complete the Post-Offer Reorganization by commencing a Compulsory Acquisition before the Dutch Court. The Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to, or less than the Offer Consideration (with such price potentially being increased by Dutch Statutory Interest). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering Patheon shareholder will receive the per Share price determined by the Dutch Court and Purchaser will become the sole shareholder of Patheon.

The Asset Sale and the Liquidation are subject to approval by Patheon’s shareholders at the EGM (or any subsequent EGM) held prior to the Offer Closing. Initiation of the Compulsory Acquisition proceeding by Purchaser does not require approval by Patheon shareholders.

After careful consideration, the Patheon Board has unanimously (a) determined that the Offer, the Purchase Agreement and the transactions contemplated by the Purchase Agreement (including the Asset Sale and the Liquidation and Second Step Distribution) are in the best interests of Patheon, its business and its shareholders, employees and other relevant stakeholders, and (b) approved the Offer, the Purchase Agreement (including the execution, delivery and performance thereof) and the transactions contemplated by the Purchase Agreement.

The Patheon Board unanimously recommends that Patheon’s shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the Patheon Board unanimously recommends that you vote “FOR” each of the items that contemplates a vote of Patheon’s shareholders at the EGM. At the EGM, Patheon’s shareholders will be requested to vote on (a) (i) approval of the Asset Sale subject to the Asset Sale Threshold having been achieved, and (ii) the Liquidation, including the appointment of a liquidator effective as of completion of the Asset Sale (collectively, the “Asset Sale Resolutions”), (b) certain amendments to Patheon’s articles of association to become effective after the delisting of the Shares on the NYSE, including the conversion of Patheon from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, (c) the appointment of directors designated by Purchaser to the Patheon Board to replace certain current directors of Patheon who will resign from the Patheon Board effective as of the Offer Closing (together with clause (b) the “Governance Resolutions”), and (d) other matters contemplated by the Purchase Agreement.

The applicable withholding taxes and other taxes, if any, imposed on non-tendering Patheon’s shareholders in respect of the Second Step Distribution or another Post-Offer Reorganization may be different from, and greater than, the taxes imposed upon such Patheon shareholders had they tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) or if their Shares had been acquired by Purchaser by means of the Compulsory Acquisition. Please see Section 5—“Certain Material Tax Consequences” of the Schedule TO for a more detailed discussion of the U.S. federal income tax and Dutch consequences of the Offer and the Post-Offer Reorganization.

It is possible that Purchaser may not be able to, or may elect not to, implement any proposed Post-Offer Reorganization promptly after the consummation of the Offer, that such Post-Offer Reorganization may be delayed or that such Post-Offer Reorganization may not be able to, or may not, take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that Patheon shareholders receive therefrom may be different than the consideration that they would have received had they tendered their Shares in the Offer or if their Shares had been acquired by Purchaser by means of the Compulsory Acquisition (and they may also be subject to additional taxes).

Following completion of the Offer, the Patheon Board will be comprised of at least seven directors, at least five of whom will be designated in writing by Thermo Fisher and Purchaser, in their sole discretion, and at least two of whom will initially be current non-executive directors of Patheon designated by Patheon and Purchaser by mutual written agreement and who will at all times be independent from Thermo Fisher, Purchaser, JLL Patheon Co-Investment Fund, L.P. (“JLL”), certain other affiliates of JLL Partners, Koninklijke DSM N.V. (“DSM”) and the Partnership (as defined below), and qualify as independent under the Dutch Corporate Governance Code 2008 (the “Independent Directors”).

The two Independent Directors will, in accordance with Dutch practice, look after the corporate interest of Patheon and the interests of all stakeholders of Patheon, including the interests of any non-tendering shareholders of Patheon.

Each Independent Director will resign from the Patheon Board upon the earliest of (i) such time after the Acceptance Time as Purchaser and its affiliates, in the aggregate, owns 100% of the issued and outstanding Shares, and (ii) the Second Step Distribution having been made and the Liquidation having been completed.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Patheon shareholders, other than (i) pursuant to a rights issue by Patheon or any other share issue where the non-tendering Patheon shareholders have been offered an opportunity to subscribe pro rata in accordance with their then existing shareholding in Patheon (voorkeursrecht), (ii) the Asset Sale, the Second Step Distribution or the Liquidation or (iii) the Compulsory Acquisition, and (b) any other form of unequal treatment that prejudices or would reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Patheon shareholders, but in any event not including (i) the Asset Sale, the Second Step Distribution or the Liquidation or (ii) the Compulsory Acquisition.

Treatment of Equity Awards

The Purchase Agreement provides for the following treatment of the equity awards of Patheon as further discussed below in “—Past Contacts, Transactions, Negotiations and Agreements” in Item 3 of this Schedule 14D-9:

At the Offer Closing, each outstanding restricted stock unit award in respect of Shares that is subject to only time-based vesting (each, a “Patheon RSU”) that is vested as of immediately prior to the Offer Closing or that is held by a non-employee director of Patheon and each outstanding restricted stock unit award in respect of Shares that is subject, in whole or in part, to vesting based on the achievement of one or more performance goals (each, a “Patheon PSU”), whether vested or unvested, will be automatically canceled and converted into the right to receive an amount in cash (without interest and subject to required tax withholding), equal to the product of (i) the Offer Consideration multiplied by (ii) the total number of Shares subject to such Patheon PSU or Patheon RSU award as of immediately prior to the Offer Closing (which, in the case of Patheon PSUs, will be determined based on the actual achievement of performance conditions in accordance with the terms of the award).

Except as otherwise agreed between Thermo Fisher and the holder of a Patheon RSU, at the Offer Closing, each outstanding Patheon RSU award that is unvested as of immediately prior to the Offer Closing and that is not held by a non-employee director of Patheon will automatically be canceled and converted into a restricted stock unit award (an “Adjusted RSU”), with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Patheon RSU award immediately prior to the Offer Closing, with respect to a number of shares of Thermo Fisher common stock that is equal to the product (rounded to the nearest whole share) of (i) the Exchange Ratio (as defined below) multiplied by (ii) the total number of Shares subject to such Patheon RSU award as of immediately prior to the Offer Closing.

At the Offer Closing, each outstanding option to acquire Shares (each, a “Patheon Option”) that is vested as of immediately prior to the Offer Closing will be automatically canceled and converted into a right to receive an amount in cash (without interest and subject to required tax withholding) equal to the product of (i) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Patheon Option multiplied by (ii) the number of Shares subject to such Patheon Option as of immediately prior to the Offer Closing.

Except as otherwise agreed between Thermo Fisher and the holder of a Patheon Option, at the Offer Closing, each outstanding Patheon Option that is unvested as of immediately prior to the Offer Closing will be automatically canceled and converted into a stock option award (an “Adjusted Option”) with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Patheon Option immediately prior to the Offer Closing, (i) with respect to the number of shares of Thermo Fisher common stock that is equal to the product (rounded down to the nearest whole share) of (x) the Exchange Ratio multiplied by (y) the total number of Shares subject to such Patheon Option as of immediately prior to the Offer Closing and (ii) at an exercise price per share that is equal to the quotient (rounded up to the nearest cent) of (x) the exercise price per share of such Patheon Option divided by (y) the Exchange Ratio.

“Exchange Ratio” means the quotient obtained by dividing (x) the Offer Consideration by (y) the average closing price, rounded down to the nearest cent, per share of common stock of Thermo Fisher on the NYSE for the consecutive period of 10 trading days immediately preceding (but not including) the date of the Offer Closing.

The parties to the Purchase Agreement shall cause the Patheon N.V. 2016 Omnibus Incentive Plan (the “Patheon Equity Plan”) and any other applicable equity plan to provide that if the employment of any holder of an Adjusted Option and/or Adjusted RSU is terminated without cause or, if provided by the terms of such holder’s award agreement, such holder resigns for good reason prior to the vesting of such Adjusted Option or Adjusted RSU, then all-then unvested Adjusted Options and Adjusted RSUs will fully vest as of the termination date, with performance goals for incomplete performance periods being deemed achieved at target levels.

Miscellaneous

The Schedule TO states that the office address of Thermo Fisher is 168 Third Avenue, Waltham, Massachusetts 02451, USA, and the telephone number is +1 (781) 622-1000. The Schedule TO further states that the principal executive offices of Purchaser are located at 8-10 Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg, and the telephone number is +352 26 18 61.

Assisting Thermo Fisher as information agent is D.F. King & Co., Inc. (“DF King”). DF King can be reached at (212) 269-5550 (for banks and brokers) or toll-free at (800) 487-4870 (for shareholders) or by email at pthn@dfking.com.

For the reasons described in more detail below, the Patheon Board unanimously recommends that Patheon’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, Patheon or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, directors or affiliates or (y) Thermo Fisher or Purchaser or any of their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of Patheon

Patheon’s directors and executive officers may be deemed to have interests in the Purchase Agreement and the transactions contemplated thereby, including the Offer, that are different from or in addition to those of Patheon’s shareholders generally. The Patheon Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Purchase Agreement and in reaching its decision to approve the Purchase Agreement and the transactions contemplated thereby, as discussed below in “—The Solicitation or Recommendation” in Item 4 of this Schedule 14D-9. The amounts set forth in the tables are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Schedule 14D-9. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by an executive officer or director may differ in material respects from the amounts set forth below.

For further information with respect to the arrangements between Patheon and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8 – Additional Information – Transaction-Related Compensation” below, which is incorporated herein by reference, and information contained in the section entitled “Executive Compensation Discussion and Analysis” in Patheon’s definitive proxy statement filed with the SEC on January 26, 2017.

Members of the Patheon Board comprise the following 11 non-employee individuals: Paul S. Levy, Daniel Agroskin; Hugh Welsh; Philip Eykerman; Gary Pisano; Pamela Daley; Jeffrey P. McMullen; William B. Hayes; Hans Peter Hasler; Charles Cogut; and Stephan Tanda. In addition, the following individuals were our non-employee directors since January 1, 2016, but ceased to serve as our non-employee directors as of Patheon’s initial public offering in July 2016 (the “IPO”): James Unsworth and Ralf Schmeitz. Neither Mr. Unsworth nor Mr. Schmeitz have interests in Patheon different from regular shareholders of Patheon or any agreements or arrangements with Patheon which may pose a conflict of interest, provided that Mr. Schmeitz continues to be an employee of DSM.

Patheon’s current executive officer group comprises the following 11 individuals: James C. Mullen, our Chief Executive Officer and Executive Director; Michel Lagarde, our President; Rebecca Holland New, our Executive Vice President, Enterprise Operations; Michael J. Lehmann, our President, Global Sales and Marketing; Lukas Utiger, our President, Drug Substance Services; Stuart R. Grant, our Executive Vice President and Chief Financial Officer; Eric Sherbet, our General Counsel and Secretary; Craig E. Schneier, our Executive Vice President and Chief Talent Officer; Harry R. Gill, III, our Senior Vice President, Operational Excellence and Patheon Way; Francisco R. Negron, our President, Drug Product Services; and Raul Cardona Torres, our Senior Vice President, Quality. In addition, the following individuals were our executive officers since January 1, 2016, but are no longer our executive officers: Gilles Cottier and Michael Lytton. The following executive officers were identified in our Proxy Statement, filed with the SEC on January 26, 2017 and incorporated herein by reference as our Named Executive Officers (“NEOs”): James C. Mullen, Stuart Grant, Michel Lagarde, Francisco Negron, and Michael E. Lytton.

Treatment of Vested Patheon Options

The Purchase Agreement provides that, at the Offer Closing, each outstanding Patheon Option that is vested as of immediately prior to the Offer Closing will be automatically canceled and converted into a right to receive an amount in cash (without interest and subject to required tax withholding) equal to the product of (i) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Patheon Option multiplied by (ii) the number of Shares subject to such Patheon Option as of immediately prior to the Offer Closing. The applicable amounts will be paid as soon as reasonably practicable after the Offer Closing, but no later than the second payroll date of Patheon after the Offer Closing.

There are currently no outstanding and vested Patheon Options held by the executive officers and non-employee directors of Patheon as of May 30, 2017. Depending on the timing of the Offer Closing, certain Patheon Options held by the executive officers and non-employee directors of Patheon may become vested prior to the Offer Closing.

Treatment of Patheon PSUs, Vested Patheon RSUs and Non-Employee Director RSUs

The Purchase Agreement provides that, at the Offer Closing, each outstanding Patheon RSU award that is vested as of immediately prior to the Offer Closing or that is held by a non-employee director of Patheon and each outstanding Patheon PSU, whether vested or unvested, will be automatically canceled and converted into the right to receive an amount in cash (without interest and subject to required tax withholding) equal to the product of (i) the Offer Consideration multiplied by (ii) the total number of Shares subject to such Patheon PSU or Patheon RSU award as of immediately prior to the Offer Closing (which, in the case of Patheon PSUs, will be determined based on the actual achievement of performance conditions in accordance with the terms of the award). The applicable amounts will be paid as soon as reasonably practicable after the Offer Closing, but no later than the second payroll date of Patheon after the Offer Closing.

The following table summarizes, as of May 30, 2017, the outstanding and vested Patheon RSUs and outstanding Patheon PSUs held by each executive officer of Patheon and the outstanding Patheon RSUs held by each non-employee director of Patheon (whether vested or unvested), and the cash consideration that each of them may become entitled to receive in respect of such Patheon RSUs and Patheon PSUs, assuming continued employment or service as an executive officer or director, as applicable, through the Offer Closing and based on the Offer Consideration of $35.00 per Share (without subtraction of applicable withholding taxes and other deductions due).

	Aggregate No. of Restricted Stock Units (#)(1)	Resulting Consideration ($)(2)	Aggregate No. of Performance Stock Units (#)(3)	Resulting Consideration ($)(2)	Total Resulting Consideration ($)(4)
Executive Officers
James C. Mullen	—	—	462,177	$16,176,195	$16,176,195
Michel Lagarde	—	—	—	—	—
Rebecca Holland New	—	—	82,329	$2,881,515	$2,881,515
Michael J. Lehmann	—	—	97,736	$3,420,760	$3,420,760
Lukas Utiger	—	—	97,736	$3,420,760	$3,420,760
Stuart Grant	—	—	100,137	$3,504,795	$3,504,795
Eric Sherbet	—	—	111,780	$3,912,300	$3,912,300
Craig E. Schneier	—	—	—	—	—
Harry R. Gill, III	—	—	53,920	$1,887,200	$1,887,200
Francisco Negron	—	—	133,181	$4,661,335	$4,661,335
Raul Cardona Torres	—	—	—	—	—
Michael E. Lytton (5)	—	—	115,792	$4,052,720	$4,052,720
Directors
Paul S. Levy	—	—	—	—	—
Daniel Agroskin	—	—	—	—	—
Stephan B. Tanda	4,659	$163,065			$163,065
Hugh C. Welsh	—	—	—	—	—
Philip Eykerman	—	—	—	—	—
William B. Hayes	6,229	$218,015	—	—	$218,015
Hans Peter Hasler	7,126	$249,410	—	—	$249,410
Charles Cogut	4,061	$142,135	—	—	$142,135
Pamela Daley	7,102	$248,570	—	—	$248,570
Jeffrey P. McMullen	6,229	$218,015	—	—	$218,015
Gary P. Pisano	6,229	$218,015	—	—	$218,015
James Unsworth (6)	—	—	—	—	—
Ralf Schmeitz (6)	—	—	—	—	—
TOTAL	41,635	$1,457,225	1,254,788	$43,917,580	$45,172,374
(1)	With respect to each non-employee director, the amounts in this column represent all Patheon RSUs (whether vested or unvested) held by such director, and, with respect to each executive officer, the amounts in this column represent all vested Patheon RSUs held by such executive officer.
(2)	The amount in this column is equal to the product of (i) the total number of Shares subject to the Patheon RSUs or Patheon PSUs identified in column (1) or column (3) respectively, as applicable, multiplied by (ii) $35.00.
(3)	The amounts in this column represent all Patheon PSUs held by each executive officer and director which will vest upon the Offer Closing based on the Offer Consideration.
(4)	The amount in this column is equal to the sum of the amounts in the “Resulting Consideration” columns.
(5)	Mr. Lytton died on December 5, 2016. Amounts payable with respect to Patheon RSUs held by Mr. Lytton will be paid to Mr. Lytton’s estate pursuant to the Lytton Estate Agreement. For additional information regarding the Lytton Estate Agreement, please see “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—Lytton Estate Letter Agreement” in Item 3 of this Schedule 14D-9.
(6)	Mr. Unsworth and Mr. Schmeitz ceased to serve as our non-employee directors as of the IPO.

Adjusted Options and RSUs

The Purchase Agreement provides that, except as otherwise agreed between Thermo Fisher and the holder of a Patheon Option, at the Offer Closing, each Patheon Option which is outstanding and unvested as of immediately prior to the Offer Closing, will, without any action by Thermo Fisher, Purchaser or the holder of the Patheon Option or any other person, be canceled and converted into an Adjusted Option to purchase shares of Thermo Fisher common stock, that is subject to substantially the same terms and conditions (including with respect to vesting) as apply to the Patheon Option immediately prior to the Offer Closing with respect to a number of shares of Thermo Fisher common stock (rounded down to the nearest whole share) equal to the product of (i) the total number of Shares subject to the unvested Patheon Option immediately prior to the Offer Closing and (ii) the Exchange Ratio. The exercise price per Share (rounded up to the nearest whole cent) of each Adjusted Option will equal (i) the per Share exercise price of the converted Patheon Option divided by (ii) the Exchange Ratio.

The Purchase Agreement provides that, except as otherwise agreed between Thermo Fisher and the holder of a Patheon RSU, at the Offer Closing, each outstanding Patheon RSU that is unvested as of immediately prior to the Offer Closing and that is not held by a non-employee director of Patheon will automatically be canceled and converted into a restricted stock unit award, with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Patheon RSU immediately prior to the Offer Closing, with respect to a number of shares of Thermo Fisher common stock that is equal to the product (rounded to the nearest whole share) of (i) the Exchange Ratio multiplied by (ii) the total number of Shares subject to such Patheon RSU as of immediately prior to the Offer Closing.

The parties to the Purchase Agreement shall cause the Patheon N.V. 2016 Omnibus Incentive Plan (the “Patheon Equity Plan”) and any other applicable equity plan to provide that if the employment of any holder of the Adjusted Options and/or Adjusted RSUs is terminated without cause or, if provided by the terms of such holder’s award agreement, such holder resigns for good reason prior to the vesting of such Adjusted Option or Adjusted RSU, then all-then unvested Adjusted Options and Adjusted RSUs will fully vest as of the termination date, with performance goals for incomplete performance periods being deemed achieved at target levels. Accelerated Adjusted RSUs will be settled as soon as reasonably practicable, but not later than 10 days following such terminated holder’s execution and non-revocation of a release.

The following table summarizes the outstanding, as of May 30, 2017, Patheon Options and Patheon RSUs held by each executive officer and director of Patheon that are expected to convert into Adjusted Options and Adjusted RSUs, respectively, and the estimated amounts that the executive officers and directors would be eligible to receive in respect of such awards assuming continued employment or service through the Offer Closing and a qualifying termination of employment or service immediately thereafter and based on the Offer Consideration of $35.00 per Share (without subtraction of applicable withholding taxes and other deductions due).

	No. of Shares Subject to Patheon Options Converting into Adjusted Options (#)	No. of Shares Subject to Patheon RSUs Converting into Adjusted RSUs (#)	Total Value ($)(1)
Executive Officers
James C. Mullen	242,885	93,432	$5,337,071
Michel Lagarde	824,688	280,564	$20,759,265
Rebecca Holland New	26,791	10,306	$588,701
Michael J. Lehmann	28,508	10,966	$626,413
Lukas Utiger	32,287	12,420	$709,462
Stuart Grant	—	—	—
Eric Sherbet	32,630	12,552	$717,001
Craig E. Schneier	96,455	54,669	$3,263,785
Harry R. Gill, III	18,400	7,078	$404,314
Francisco Negron	29,195	11,231	$641,534
Raul Cardona Torres	38,960	13,868	$936,535
Michael E. Lytton (2)	—	—	—

	No. of Shares Subject to Patheon Options Converting into Adjusted Options (#)	No. of Shares Subject to Patheon RSUs Converting into Adjusted RSUs (#)	Total Value ($)(1)
Directors
Paul S. Levy	—	—	—
Daniel Agroskin	—	—	—
Stephan B. Tanda	—	—	—
Hugh C. Welsh	—	—	—
Philip Eykerman	—	—	—
William B. Hayes	—	—	—
Hans Peter Hasler	—	—	—
Charles Cogut	—	—	—
Pamela Daley	—	—	—
Jeffrey P. McMullen	—	—	—
Gary P. Pisano	—	—	—
James Unsworth (3)	—	—	—
Ralf Schmeitz (3)	—	—	—
TOTAL	1,370,799	507,086	$33,984,081
(1)	The amount in this column equals the sum of (i) the number of Patheon Options converting into Adjusted Options multiplied by the excess of $35.00 over the applicable weighted average exercise price of such Patheon Options held by the applicable individual and (ii) the number of Patheon RSUs converting into Adjusted RSUs multiplied by $35.00.
(2)	Mr. Lytton died on December 5, 2016. Amounts payable with respect to Patheon RSUs held by Mr. Lytton will be paid to Mr. Lytton’s estate pursuant to the Lytton Estate Agreement. For additional information regarding the Lytton Estate Agreement, please see “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—Lytton Estate Letter Agreement” in Item 3 of this Schedule 14D-9.
(3)	Mr. Unsworth and Mr. Schmeitz ceased to serve as our non-employee directors as of the IPO.

JLL/Delta Patheon Holdings, L.P. 2014 Management Equity Plan (“MEIP”)

Prior to Patheon’s initial public offering in July 2016 (the “IPO”), certain employees of Patheon were provided an opportunity to receive grants of profits interests of JLL/Delta Patheon Holdings, L.P. (the “Partnership” and such interests, the “Units”), representing the right to participate in a pool of up to 10% of the appreciation in value of the Partnership (each such Unit, a “MEIP Award”). Prior to the IPO, the Partnership held all of the equity interests of Patheon. The percentage of the appreciation in value that is included in the pool is determined based on returns to JLL on its invested capital in the Partnership as follows:

Units	Return on Invested Capital Threshold	Percentage of Appreciation in Value of Partnership
Class B	Benchmark Amount (discussed below)	7%
Class C	2.0x Invested Capital	1%
Class D	2.5x Invested Capital	1%
Class E	3.0x Invested Capital	1%

The Benchmark Amount for any Unit is intended to equal the fair market value of the capital invested in the Partnership as of the date of grant of such Unit. Forfeiture restrictions with respect to 71% of the Class B Units lapse in equal installments on the first, second, third and fourth anniversaries of the date of grant, and forfeiture restrictions with respect to the remaining Class B Units lapse upon a qualifying exit event.

Class C Units, Class D Units and Class E Units are entitled to distributions upon achievement of the relevant Return on Invested Capital Thresholds (listed in the above chart). As a result of the IPO and the concurrent distribution of Shares to limited partners of the Partnership, the Return on Invested Capital Thresholds applicable to the Class C Units and the Class D Units were satisfied and the forfeiture restrictions on the Class C Units and the Class D Units lapsed. Members of management also held Class E Units, which are entitled to no compensation.

In connection with the IPO, the Partnership retained a number of Shares for the benefit of holders of the Units for distribution to such holders upon the occurrence of a qualifying exit event.

The Offer Closing will constitute a qualifying exit event. As a result of the Offer Closing, forfeiture restrictions with respect to all outstanding and unvested Class B Units will lapse. At such time, the holders of Units will be entitled to their allocable distribution of the Shares held by the Partnership in respect of their Units. Because the Partnership has entered into a Support Agreement (as defined below) and agreed to tender all Shares held on behalf of holders of Units in the Offer, it is expected that such holders will receive the Offer Consideration per Share held by the Partnership on their behalf rather than the Shares.

The following table summarizes, as of May 30, 2017, the number of Shares in respect of the Class B Units owned by each executive officer that remain subject to forfeiture and will accelerate as a result of the Offer Closing, and the number of Shares in respect of the Units owned by each executive officer for which all forfeiture restrictions have lapsed (i.e., in respect of all remaining Units, other than the Class B Units which are still subject to forfeiture), assuming (i) continued employment or service through the Offer Closing and a qualifying termination of employment or service immediately thereafter and (ii) a value of $35.00 per Share. None of the non-employee directors of Patheon hold any MEIP Awards or Units in the Partnership.

	Shares Subject to Forfeiture(#)	Total Value of Shares Subject to Forfeiture($)(1)	Shares Not Subject to Forfeiture(#)	Total Shares(#)	Total Value ($)(1)
Executive Officers
James C. Mullen	1,307,546	$45,764,110	1,307,543	2,615,089	$91,528,115
Michel Lagarde	—	—	—	—	—
Rebecca Holland New	143,293	$5,015,255	143,292	286,585	$10,030,475
Michael J. Lehmann	186,878	$6,540,730	186,876	373,754	$13,081,390
Lukas Utiger	186,878	$6,540,730	186,876	373,754	$13,081,390
Stuart Grant	283,301	$9,915,535	283,302	566,603	$19,831,105
Eric Sherbet	64,798	$2,267,930	64,797	129,595	$4,535,825
Craig E. Schneier	—	—	—	—	—
Harry R. Gill, III	152,548	$5,339,180	152,546	305,094	$10,678,290
Francisco Negron	165,085	$5,777,975	165,084	330,169	$11,555,915
Raul Cardona Torres	—	—	—	—	—
Michael E. Lytton (2)	—	—	386,292	386,292	$13,520,220
TOTAL	2,490,327	$87,161,445	2,876,608	5,366,935	$187,842,725

Shares of have been rounded to the nearest whole number.

(1)	The amount in these columns equal the total number of Shares referenced in such column held in respect of such executive officer multiplied by the Offer Consideration of $35.00 per Share.
(2)	Mr. Lytton died on December 5, 2016. Amounts payable with respect to MEIP Awards held by Mr. Lytton will be paid to Mr. Lytton’s estate pursuant to the Lytton Estate Agreement. For additional information regarding the Lytton Estate Agreement, please see “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—Lytton Estate Letter Agreement” in Item 3 of this Schedule 14D-9.

Lytton Estate Letter Agreement

Patheon and the Partnership have entered into a letter agreement with the estate of Mr. Lytton, dated May 12, 2017 (the “Lytton Estate Agreement”), which confirms the cessation of Mr. Lytton’s employment with Patheon and its subsidiaries due to his death on December 5, 2016 and provides for certain payments and benefits to his estate, subject to a release of claims by Mr. Lytton’s estate.

As of the date of the Lytton Estate Agreement, the Partnership held 386,292 Shares in respect of Mr. Lytton’s issued and outstanding MEIP Awards. The Lytton Estate Agreement provides for the distribution of 130,700 Shares to the estate within ten (10) days following the execution of the Lytton Estate Agreement, which represent a portion of the Shares held by the Partnership in respect of Mr. Lytton’s MEIP Awards that were no longer subject to forfeiture as of the date of the Lytton Estate Agreement. The Lytton Estate Agreement also provides that the Partnership will waive the forfeiture provisions applicable to Mr. Lytton’s unvested MEIP Awards, and such MEIP Awards will continue to be held by the estate in accordance with the MEIP and the applicable partnership agreement but none of the Class B Units remain subject to forfeiture. In consideration of the lapse of forfeiture restrictions with respect to Mr. Lytton’s MEIP Awards, his estate agreed to waive any and all rights to require the Partnership to repurchase any Units or to convert the Units as provided in the applicable partnership agreement. For additional information regarding the value of Mr. Lytton’s MEIP Awards in connection with the consummation of the Offer, please see “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—JLL/Delta Patheon Holdings, L.P. 2014 Management Equity Plan (“MEIP”)” in Item 3 of this Schedule 14D-9.

The Lytton Estate Agreement also provides that Patheon will waive the time-based forfeiture provisions applicable to the award of 227,201 Patheon PSUs granted to Mr. Lytton on July 20, 2016. Such Patheon PSUs will continue to be held by Mr. Lytton’s estate in accordance with the terms of Patheon Equity Plan and the applicable award agreement (i.e., such Patheon PSUs will still have to be subject to performance vesting conditions). For additional information regarding the value of Mr. Lytton’s Patheon PSUs in connection with the consummation of the Offer, please see “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—Treatment of Patheon PSUs, Vested Patheon RSUs and Non-Employee Director RSUs” in Item 3 of this Schedule 14D-9.

The Lytton Estate Agreement additionally provides that Patheon will continue to pay the premiums for healthcare benefits for all of Mr. Lytton’s beneficiaries who were covered by Patheon’s employee healthcare plans immediately prior to Mr. Lytton’s cessation of employment, in accordance with the then applicable terms, conditions and eligibility requirements of such programs, through December 31, 2017. The value of such healthcare benefits is equal to $14,478.

Severance and Change of Control Arrangements for Executive Officers

James Mullen Employment Agreement

Patheon Pharmaceutical Services, Inc. (“PPS”), a subsidiary of Patheon, entered into an amended and restated employment agreement with Mr. Mullen, effective February 7, 2011 (the “Mullen Employment Agreement”). The Mullen Employment Agreement provides that if Mr. Mullen’s employment is terminated by PPS without cause or by Mr. Mullen for good reason, then Mr. Mullen will be entitled to 24 months’ base salary, payable in 24 equal monthly installments following the date of termination. Mr. Mullen’s severance payments are subject to his execution and non-revocation of a release and his compliance with the restrictive covenants set forth in the Mullen Employment Agreement, which includes two year post-termination non-competition and non-solicitation of employees, customers and other business partners covenants.

Stuart Grant Employment Agreement

PPS entered into an employment agreement with Mr. Grant, effective February 13, 2012 (the “Grant Employment Agreement”). The Grant Employment Agreement provides that if Mr. Grant’s employment is terminated by PPS without cause or by Mr. Grant for good reason, including if such termination occurs within six months following a change of control (which the transactions contemplated by the Purchase Agreement will constitute), then, subject to Mr. Grant’s execution and non-revocation of a waiver and release, Mr. Grant will be entitled to 12 months’ base salary and an additional amount, determined by PPS in its sole discretion, equal to the bonus Mr. Grant would reasonably be expected to have earned during the fiscal year in which the termination of employment occurs. Mr. Grant’s severance payments are generally payable in 12 equal monthly installments beginning on the date Mr. Grant’s waiver and release becomes irrevocable. The terms of the Grant Employment Agreement, except for the restrictive covenants therein, will no longer be applicable as of December 31, 2017 pursuant to the transition and retirement letter agreement, which is further discussed below.

Stuart Grant Transition and Retirement Agreement

PPS entered into a transition and retirement agreement with Mr. Grant as of December 8, 2016 (the “Grant Transition Agreement”), which provides that Mr. Grant will continue in his role as Vice President and Chief Financial Officer until the earlier of PPS hiring a successor to his position and December 31, 2017 (the “Separation Date” and such term between December 8, 2016 and the Separation Date, the “Transition Term”). The terms of the Grant Employment Agreement will remain during the Transition Term, except Mr. Grant will not be eligible to receive any equity awards during the Transition Term. Upon expiration of the Transition Term, the terms of the Grant Employment Agreement will no longer be applicable, except with respect to the restrictive covenants set forth in the Grant Employment Agreement. However, if PPS hires a successor prior to the Separation Date, subject to Mr. Grant’s execution and non-revocation of a general release, Mr. Grant will continue to be employed by PPS and provide support, information and assistance with respect to his former position as Chief Financial Officer through December 31, 2017 for not less than 30 hours per week.

Upon the Separation Date, provided that Mr. Grant remains in compliance with the Grant Transition Agreement and has not resigned or been terminated by PPS for cause prior to the Separation Date, and subject to Mr. Grant’s execution and non-revocation of a release, (i) all of Mr. Grant’s time-based MEIP Awards and time-based Patheon RSUs will vest and (ii) Mr. Grant will continue to hold his Class B Units of JLL Patheon Co-Investment Fund, L.P. and Class BLS Units of JLL Co-Investment Fund.

Michel Lagarde Employment Agreement

PPS entered into an employment agreement with Mr. Lagarde, effective May 2, 2016 (the “Lagarde Employment Agreement”). The Lagarde Employment Agreement provides that if Mr. Lagarde’s employment is terminated by PPS without cause or by Mr. Lagarde for good reason, then Mr. Lagarde will be entitled to (a) 12 months’ base salary (or 24 months’ base salary if terminated within two years of the effective date of the Lagarde Employment Agreement (i.e., prior to May 2, 2018)), which is generally payable in 12 (or 24, as the case may be) equal monthly installments beginning the first day of the month beginning within 60 days after the date of termination, and (b) an additional amount, determined by PPS in its sole discretion, equal to the bonus Mr. Lagarde would reasonably be expected to have earned for the annual performance period completed prior to the date of termination, which is payable at the same time bonuses in respect of such performance period are generally paid to other executives. Mr. Lagarde’s severance payments are subject to his execution and non-revocation of a release and his compliance with the restrictive covenants set forth in the Lagarde Employment Agreement, which includes one year post-termination non-competition and non-solicitation of employees, customers and other business partners covenants.

Francisco Negron Employment Agreement

PPS entered into an employment agreement with Mr. Negron, effective October 19, 2015 (the “Negron Employment Agreement”). The Negron Employment Agreement provides that if Mr. Negron’s employment is terminated by PPS without “cause” (as defined in the Negron Employment Agreement) or by Mr. Negron for “good reason” (as defined in the Negron Employment Agreement), then Mr. Negron will be entitled to (a) 12 months’ base salary continuation, which is generally payable in 12 equal monthly installments beginning the first day of the month beginning within 60 days after the date of termination, and (b) an additional amount, determined by PPS in its sole discretion, equal to the bonus Mr. Negron would reasonably be expected to have earned for the annual performance period completed prior to the date of termination, which is payable at the same time bonuses in respect of such performance period are generally paid to other executives. Mr. Negron’s severance payments are generally payable in 12 equal monthly installments beginning the first day of the month Mr. Negron’s release becomes irrevocable. Mr. Negron’s severance payments are subject to his execution and non-revocation of a release and his compliance with the restrictive covenants set forth in the Negron Employment Agreement, which includes 1 year non-competition and non-solicitation of employees, customers and other business partners covenants.

Eric Sherbet Employment Agreement

PPS entered into an employment agreement with Mr. Sherbet, effective November 1, 2014 (the “Sherbet Employment Agreement”). The Sherbet Employment Agreement provides that if Mr. Sherbet’s employment is terminated by PPS without cause or by Mr. Sherbet for good reason, then Mr. Sherbet will be entitled to (a) 12 months’ base salary continuation (plus an additional six months’ base salary if such termination occurs within 18 months following a change of control (which the consummation of the transaction under Purchase Agreement will constitute)), which is generally payable in six equal monthly installments (or 12 monthly installments if such termination occurs within 18 months following a change of control) beginning the first day of the month beginning within 60 days after the date of termination, and (b) an additional amount, determined by PPS in its sole discretion, equal to the bonus Mr. Sherbet would reasonably be expected to have earned for the annual performance period completed prior to the date of termination, which is payable at the same time bonuses in respect of such performance period are generally paid to other executives. Mr. Sherbet’s severance payments are subject to his execution and non-revocation of a release and his compliance with the restrictive covenants set forth in the Sherbet Employment Agreement, which includes one year post-termination non-competition and non-solicitation of employees, customers and other business partners covenants.

Rebecca Holland New Employment Agreement

PPS entered into an employment agreement with Ms. Holland New, effective August 15, 2011 (the “Holland Employment Agreement”). The Holland Employment Agreement provides that if Ms. Holland New’s employment is terminated by PPS without cause or by Ms. Holland New for good reason, then Ms. Holland New will be entitled to 12 months’ base salary continuation, plus payment of any performance bonus for performance periods completed prior to the date of termination. Ms. Holland New’s severance payments are generally payable in 12 equal monthly installments beginning within 60 days after the date of termination. Ms. Holland New’s severance payments are subject to her execution and non-revocation of a release and her compliance with the restrictive covenants set forth in the Holland Employment Agreement, which includes one year post-termination non-competition and non-solicitation of employees, customers and other business partners covenants.

Michael Lehmann Employment Agreement

PPS entered into an employment agreement with Mr. Lehmann, effective November 1, 2012, as amended (the “Lehmann Employment Agreement”). The Lehmann Employment Agreement provides that if Mr. Lehmann’s employment is terminated by PPS without cause or by Mr. Lehmann for good reason, then Mr. Lehmann will be entitled to 12 months’ base salary continuation. Mr. Lehmann’s severance payments are generally payable in 12 equal monthly installments beginning within 60 days after the date of termination. Mr. Lehmann’s severance payments are subject to his execution and non-revocation of a release and his compliance with the restrictive covenants set forth in the Lehmann Employment Agreement, which includes one year post-termination non-competition and non-solicitation of employees, customers and other business partners covenants.

Craig Schneier Employment Agreement

PPS entered into an employment agreement with Mr. Schneier, effective July 11, 2016 (the “Schneier Employment Agreement”). The Schneier Employment Agreement provides that if Mr. Schneier’s employment is terminated by PPS without cause or by Mr. Schneier for good reason, then Mr. Schneier will be entitled to 12 months’ base salary continuation, plus payment of any performance bonus for performance periods completed prior to the date of termination. Mr. Schneier’s severance payments are generally payable in 12 equal monthly installments beginning the first day of the month beginning within 60 days after the date of termination. Mr. Schneier’s severance payments are subject to his execution and non-revocation of a release and his compliance with the restrictive covenants set forth in the Schneier Employment Agreement, which includes one year post-termination non-competition and non-solicitation of employees, customers and other business partners covenants.

Harry Gill, III Employment Agreement

PPS entered into an employment agreement with Mr. Gill, dated April 26, 2010, as amended (the “Gill Employment Agreement”). The Gill Employment Agreement provides that if Mr. Gill’s employment is terminated by PPS without cause, then Mr. Gill will be entitled to (a) 12 months’ base salary continuation, (b) an amount determined by the President North America Operations in his sole discretion to reflect the annual incentive Mr. Gill would have otherwise earned in the year termination occurs and (c) payment of COBRA benefits for up to 12 months following the date of termination at active employee rates. Mr. Gill’s severance payments are generally payable in 12 equal monthly installments beginning within 60 days after the date of termination. Mr. Gill’s severance payments are subject to his execution and non-revocation of a release. Mr. Gill has agreed to one year post-termination non-competition and non-solicitation of employees and customers covenants.

Raul Cardona Torres Employment Agreement

PPS entered into an employment agreement with Mr. Torres, effective January 16, 2017, (the “Torres Employment Agreement”). The Torres Employment Agreement provides that if Mr. Torres’ employment is terminated by PPS without cause or by Mr. Torres for good reason, then Mr. Torres will be entitled to

(a) 12 months’ base salary continuation, which is generally payable in 12 equal monthly installments beginning the first day of the month beginning within 60 days after the date of termination, and (b) an additional amount, determined by the PPS Compensation Committee in its sole discretion, equal to the bonus Mr. Torres would reasonably be expected to have earned for the annual performance period completed prior to the date of termination, which is payable at the same time bonuses in respect of such performance period are generally paid to other executives. Mr. Torres’ severance payments are subject to his execution and non-revocation of a release and his compliance with the restrictive covenants set forth in the Torres Employment Agreement, which includes one year post-termination non-competition and non-solicitation of employees, customers and other business partners covenants.

Lukas Utiger Employment Agreement

PPS is party to an employment agreement with Mr. Utiger, effective August 19, 2013, as amended (the “Utiger Employment Agreement”). The Utiger Employment Agreement provides that if Mr. Utiger’s employment is terminated by PPS for any reason other than for cause, then Mr. Utiger will be entitled to six months’ base pay. Mr. Utiger has agreed to one year post-termination non-competition and non-solicitation of employees and customers covenants.

Cash Bonus Programs

Each employee of Patheon or its subsidiaries who remains employed by Thermo Fisher, Purchaser or any of their affiliates through the Offer Closing (each, a “Continuing Employee”) who is terminated following the Offer Closing without cause prior to receipt of the cash bonus under a program maintained by Patheon or any of its affiliates for Patheon’s 2017 fiscal year will receive, subject to execution of a release, a cash bonus based on the achievement of the applicable performance criteria, which shall be prorated based on the number of days such Continuing Employee was employed during the performance period if such termination occurs prior to the completion of Patheon’s 2017 fiscal year (October 31, 2017). In each case, bonuses will be payable at the same time as bonuses are payable to similarly situated active Continuing Employees, but no later than the 15th day of the third month of Patheon’s 2018 fiscal year.

The estimated severance and bonus payments for the executive officer group, assuming continued employment or service through the Offer Closing (which, for this purpose, will be deemed to be August 6, 2017), a qualifying termination, as described above, of employment or service immediately thereafter and that performance goals underlying annual bonuses for 2017 will be satisfied at the target level are set forth below. The actual amount of severance payments may be different from the amount listed below due to statutory severance payments pursuant to the laws governing the employment relationship or a severance amount or compensation awarded by a court or agreed between Patheon and the executive officer. In addition, the amounts set forth in the table below do not take into account any accelerated vesting of equity awards (which are described above).

	Estimated Salary Component of Severance Payments ($)	Estimated Bonus Component of Severance Payments ($) (3)	Total ($)
Executive Officers
James Mullen	$2,200,000	$840,822	$3,040,822
Michel Lagarde	$1,500,000	$573,288	$2,073,288
Rebecca Holland New	$390,000	$149,055	$539,055
Michael J. Lehmann	$415,000	$190,332	$605,332
Lukas Utiger	$235,000	$215,556	$450,556
Stuart Grant	$475,000	$285,000	$760,000
Eric Sherbet	$712,500	$217,849	$930,349
Craig E. Schneier	$420,000	$160,521	$580,521
Harry R. Gill, III	$400,091 (2)	$168,750	$568,841
Francisco Negron	$425,000	$194,918	$619,918
Raul Cardona Torres	$350,000	$120,390	$470,390
Michael E. Lytton (1)	—

	Estimated Salary Component of Severance Payments ($)	Estimated Bonus Component of Severance Payments ($) (3)	Total ($)
Directors
Paul S. Levy	—
Daniel Agroskin	—
Stephan B. Tanda	—
Hugh C. Welsh	—
Philip Eykerman	—
William B. Hayes	—
Hans Peter Hasler	—
Charles Cogut	—
Pamela Daley	—
Jeffrey P. McMullen	—
Gary P. Pisano	—
James Unsworth	—
Ralf Schmeitz	—
TOTAL	$7,522,591	$3,116,481	$10,639,072
(1)	Mr. Lytton died on December 5, 2016 and his estate is not entitled to severance payments.
(2)	The amount reflected in this column with respect to Mr. Gill includes 12 months of COBRA benefits following termination of employment at active employee rates pursuant to Mr. Gill’s employment Agreement.
(3)	Except with respect to Messrs. Grant and Gill, this column reflects the 2017 bonus prorated for the portion of the 2017 fiscal year in which the officer is employed with PPS. The amounts reflected for Messrs. Grant and Gill reflect the amount of annual incentive Messrs. Grant and Gill would have otherwise earned for the full 2017 fiscal year pursuant to their employment agreements, as described above.

LTIP Awards

On April 24, 2014, DPx, Holdings B.V. (“DPx”), a subsidiary of Patheon, adopted the DPx, Holdings B.V. Management Long-Term Incentive Plan (the “LTIP”), pursuant to which key management employees receive cash awards based on the achievement of certain performance criteria, which awards are to be paid in a lump sum as soon as practicable following the earlier of (i) an “exit event” (which the transactions contemplated by the Purchase Agreement will constitute) and (ii) a qualifying termination (as further described below), subject to the recipient’s continued employment through the payment date. Pursuant to the LTIP, in the event a recipient is terminated prior to an exit event by Patheon other than for cause or due to the recipient’s death or disability (each a “qualifying termination” for purposes of the LTIP), (i) any portion of such recipient’s award that has not been earned with respect to the performance criteria will be immediately forfeited and (ii) to the extent the award is earned with respect to the performance criteria, the recipient will be entitled to receive a certain percentage of such recipient’s award, payable within 60 days of such qualifying termination. The recipient will be entitled to receive (i) none of the award if the qualifying termination occurs prior to the second anniversary of the grant date, (ii) 25% of the award if the qualifying termination occurs between the second and third anniversaries of the grant date, (iii) 50% of the award if the qualifying termination occurs between the third and fourth anniversaries of the grant date, (iv) 75% of the award if the qualifying termination occurs between the fourth and fifth anniversaries of the grant date and (v) 100% of the award if the qualifying termination occurs on or after the fifth anniversary of the grant date. If the recipient’s employment terminates for any other reason prior to an exit event, the entire unpaid portion of the award will immediately be forfeited. Upon occurrence of the Offer Closing, which will constitute an exit event under the LTIP, the following amounts will be payable under the LTIP to the following executive officers: Raul Cardona Torres - $298,663.

Post-Closing Arrangements

Thermo Fisher and Purchaser have engaged in discussions with certain executive officers of Patheon with respect to potential compensation arrangements to be effective following the Offer Closing, but no definitive agreements or arrangements have been entered into as of the date of this Schedule 14D-9 between Thermo Fisher or Purchaser and any such executive officers.

Pursuant to the Purchase Agreement, for a period of one year following the Offer Closing, each Continuing Employee will receive from Thermo Fisher or Purchaser (or their applicable affiliate) (i) at least the same base salary and the same target annual bonus opportunity that was provided to such Continuing Employee immediately prior to the Offer Closing, (ii) long-term incentive opportunities that are substantially as favorable in the aggregate as the long-term incentive opportunities provided to similarly situated employees of Thermo Fisher, Purchaser or their affiliates and (iii) other compensation and benefits (excluding base salary, target annual bonus opportunity, long-term incentive opportunities and severance) that are substantially as favorable in the aggregate as the other compensation and benefits provided to similarly situated employees of Thermo Fisher, Purchaser or their affiliates.

Pursuant to the Purchase Agreement, any Continuing Employee who incurs a termination of employment during the one-year period following the Offer Closing will be entitled to receive the severance payments and benefits that such Continuing Employee would have been entitled to receive from Patheon and its affiliates under its applicable written severance plans and policies as in effect immediately prior to the Offer Closing and made available to Thermo Fisher and Purchaser. Purchaser and Thermo Fisher will cause Patheon and its subsidiaries to honor the terms of all labor agreements to which Patheon or its subsidiaries are bound.

Each Continuing Employee will be credited with his or her years of service for purposes of eligibility, vesting and determination of level of benefits under the employee benefit plans of Thermo Fisher, Purchaser or their applicable affiliates (excluding any defined benefit plans, retiree medical plans, frozen or grandfathered benefit plans or benefit plans under which similarly situated employees of Thermo Fisher and its affiliates do not receive any service credit) that such Continuing Employees may be eligible to participate in after the Offer Closing, to the same extent as such service was credited for purposes of any comparable Patheon benefit plan in which the Continuing Employees participated or were eligible to participate immediately prior to the date of the Offer Closing, to the extent that there is no duplication of benefits. In addition, Thermo Fisher and Purchaser will use commercially reasonable efforts to waive all limitations as to any preexisting condition or waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employee may be eligible to participate in after the Offer Closing and credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under a benefit plan of Patheon during the plan year that includes the Offer Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Thermo Fisher, Purchaser or any of their affiliates.

Section 16 Matters

Pursuant to the Purchase Agreement, Patheon, the Patheon Board and the Compensation and Human Resources Committee of the Patheon Board have agreed to take such steps as may be reasonably required or advisable to cause dispositions of: (i) Shares or other voting securities of or ownership interests in Patheon, (ii) securities of Patheon convertible into or exchangeable for Shares or other voting securities of or ownership interests in Patheon, (iii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from Patheon, or other obligations of Patheon to issue, any Shares or other voting securities or ownership interests in or any securities convertible into or exchangeable for Shares or other voting securities or ownership interests in Patheon or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Shares or voting securities of or ownership interests in Patheon, in each case issued by Patheon or its subsidiaries (including derivative securities), pursuant to the Purchase Agreement and the transactions contemplated thereby by each individual who is a director or officer of Patheon subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Biologics Agreement

Patheon, JLL and the Partnership are a party to a Biologics Agreement, dated as of January 29, 2016 (the “Biologics Agreement”) with DSM, which was entered into in connection with Patheon’s acquisition of DSM’s pharmaceutical products business in 2014 (the “DPP Acquisition”) in order to provide DSM additional contingent payments based on the performance of the Biologics business. Under the Biologics Agreement, Patheon will pay additional consideration to DSM based on the achievement of certain Adjusted EBITDA targets of the Biologics business at the conclusion of Patheon’s 2020 fiscal year. The maximum payment to DSM under the terms of the Biologics Agreement is $60,000,000, and the minimum payment to DSM is $25,000,000.

Concurrently with the execution of the Purchase Agreement, each of Patheon, JLL, DSM and the Partnership entered into a Termination Agreement (the “Termination Agreement”) pursuant to which, among other things, the Biologics Agreement will terminate and Patheon will pay to DSM, on the date of the Offer Closing or (in the event the Offer Closing does not occur due to a termination of the Purchase Agreement by Patheon in connection with a superior proposal) on the day on which the transfer of Shares pursuant to the stock purchase agreement as referred to in the Support Agreements is completed, an amount equal to $37,900,000, which represents the accrued liability (as of May 15, 2017) reflected on Patheon’s books and records in respect of the Biologics Agreement. In consideration for such payment, DSM has agreed to release and discharge Patheon and its affiliates for all liabilities under the Biologics Agreement. Thermo Fisher and Purchaser are third party beneficiaries under, and are entitled to enforce, the Termination Agreement.

Shareholders’ Agreement

Patheon is party to a Shareholders’ Agreement, dated as of July 20, 2016 (the “Shareholders’ Agreement”), by and among Patheon and JLL, DSM, the Partnership, Patheon Holdco Coöperatief U.A., JLL Associates V (Patheon), L.P., JLL Partners Fund V (New Patheon), L.P., and JLL Partners Fund VI (Patheon), L.P. (the “Majority Shareholders”). Pursuant to the Shareholders’ Agreement, the Majority Shareholders have agreed to use their reasonable best efforts to cause, and to vote their and their affiliates’ shares in favor of, the nomination and election to the Patheon Board of the individuals designated by the Majority Shareholders. If JLL or its affiliates or successors on the one hand or DSM or its affiliates or successors on the other hand proposes to sell more than 1% of Patheon’s issued and outstanding Shares or other equity securities in a private sale, subject to certain exceptions, each of the other shareholders that are parties to the Shareholders’ Agreement will have the opportunity to participate pro rata in such sale on the same terms and conditions as the selling party. JLL and DSM also have the right, subject to certain limitations, to demand registration of Patheon’s equity securities held by it or its affiliates or successors and to register and sell their pro rata portion of equity securities that are registered and sold by the other. The Shareholders’ Agreement will terminate automatically in accordance with its terms at the Offer Closing.

Banner Life Sciences Service Agreements

As a result of the spinout of Banner Life Sciences (“BLS”), effective July 31, 2015, Patheon has entered into several service agreements with BLS, including a Management Services Agreement (the “Management Services Agreement”) pursuant to which Patheon performs certain management and shared service functions on behalf of BLS, including tax and treasury services, shared financial services, legal services and IT services. Additionally, certain of Patheon’s directors and officers continue to provide management services for BLS.

Pursuant to the Purchase Agreement, prior to the Offer Closing, Patheon will cause the Management Services Agreement to be amended to expressly provide that such agreement will continue in effect after the Offer Closing on the same terms and subject to the same conditions as were in effect as of the date of the Purchase Agreement for no longer than one year after the date of the Offer Closing.

Effective February 1, 2017, Patheon has entered into a Development and Manufacturing Services Agreement with BLS, pursuant to which Patheon will perform development and manufacturing services for BLS in relation to certain BLS drug development programs.

Effective May 14, 2017, Patheon has entered into an Intellectual Property Purchase Agreement with BLS, pursuant to which certain patents and trademark portfolios related to soft gel technologies were assigned to Patheon by BLS.

Director and Officer Exculpation, Indemnification and Insurance

Patheon’s directors and executive officers have entered into indemnification agreements with Patheon. The agreements provide, to the fullest extent permitted by applicable law, that Patheon will indemnify Patheon’s directors and executive officers against any and all liabilities, damages, judgments, fines, penalties, interest and expenses, including reasonable attorneys’ fees, incurred in connection with any asserted, threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other, involving a director or executive officer of Patheon by reason of his position as director or executive officer.

The description of the indemnification agreements entered into between Patheon and its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(3) hereto, which is incorporated herein by reference.

Patheon’s amended and restated articles of association provide that Patheon will, unless law provides otherwise and subject to certain exceptions, reimburse certain costs, damages and fines to each of its now acting and former directors, for claims based on acts or failures to act in the exercise of their Patheon duties or other legal proceedings or investigations in which they are involved as current or former Patheon directors. Patheon’s amended and restated articles of association also provide that Patheon may purchase and maintain directors’ and officers’ liability insurance.

Pursuant to the terms of the Purchase Agreement, for six years following the Offer Closing, Thermo Fisher must cause Patheon and its subsidiaries to indemnify and hold harmless the present and former directors and officers of Patheon and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Offer Closing to the fullest extent permitted by applicable law. In the event any Indemnified Person is made a party to any action that would be indemnifiable pursuant to the immediately preceding sentence, Thermo Fisher must cause Patheon to advance fees, costs and expenses (including reasonable attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such action, subject to such Indemnified Person’s undertaking to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification. For six years following the Offer Closing, Thermo Fisher must cause Patheon and its subsidiaries to honor and fulfill in all respects the obligations of Patheon and its subsidiaries under any and all indemnification agreements in effect as of the date of the Purchase Agreement. In addition, for six years following the Offer Closing, Thermo Fisher must cause Patheon and its subsidiaries to cause the articles of association and rules and regulations of the Patheon Board (or other similar organizational documents) to contain provisions with respect to exculpation of all Indemnified Persons, indemnification of all Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provision contained in Patheon’s and its subsidiaries’ organizational documents as of the date of the Purchase Agreement.

Thermo Fisher has agreed to obtain, or cause to be obtained, effective as of the Offer Closing, a “tail” insurance policy with a claims period of six years after the Offer Closing with respect to directors’ and officers’ liability insurance covering each individual covered, as of the date of the Purchase Agreement, by Patheon’s directors’ and officers’ liability insurance policy for acts or omissions occurring at or prior to the Offer Closing on terms that are no less favorable to those of such policy of Patheon in effect on the date of the Purchase Agreement; provided, that in no event must the total cost for such “tail” insurance policy exceed 300% of the annual premiums paid as of the date of the Purchase Agreement by Patheon for such insurance (the “Premium Cap”) and if the total costs exceed such cap, Thermo Fisher may obtain or cause to be obtained a “tail” policy with the maximum coverage available for a total cost equal to such cap. If Thermo Fisher fails to obtain such a policy, it must keep Patheon’s policy (or a comparable policy with Patheon’s insurance carrier or an insurance carrier with the same or better credit rating as Patheon’s carrier) in place for six years after the Offer Closing (but in no event at a total cost for such policy in excess of the Premium Cap).

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Arrangements between Patheon, Thermo Fisher and Purchaser

Purchase Agreement

On May 15, 2017, Patheon, Thermo Fisher and Purchaser entered into the Purchase Agreement. The summary of the material provisions of the Purchase Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase and the description of the Conditions of the Offer contained in “Section 15—Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Purchase Agreement and are not intended to provide any other factual disclosures about Thermo Fisher, Purchaser, Patheon or their respective affiliates. The Purchase Agreement contains representations, warranties, agreements, and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties, agreements, and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Patheon to Purchaser in connection with the Purchase Agreement (the “Company Letter”). The representations, warranties, agreements, and covenants in the Purchase Agreement were made for the purposes of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Thermo Fisher or Patheon. In reviewing the representations, warranties, agreements and covenants contained in the Purchase Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, agreements, and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Thermo Fisher, Purchaser, Patheon or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties, agreements, and covenants may have changed since the date of the Purchase Agreement or may change after the date of the Purchase Agreement, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties, agreements and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Thermo Fisher and Patheon publicly file.

Tender and Support Agreements

Concurrently with the execution of the Purchase Agreement, each of the Majority Shareholders in their respective capacities as shareholders of Patheon entered into a Tender and Support Agreement with Thermo Fisher and Purchaser (each, a “Support Agreement”). The summary of the material provisions of the Support Agreements contained in “Section 11 – The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing description of the Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is incorporated by reference and filed as Exhibit (e)(2) hereto.

Termination Agreement

The Termination Agreement described in Item 3(a) of this Schedule 14D-9 is incorporated by reference to this Item 3(b).

Item 4.	THE SOLICITATION OR RECOMMENDATION
(a)	Solicitation or Recommendation

At a meeting held on May 14, 2017, after due and careful discussion and consideration, the Patheon Board duly and unanimously, among other things, (i) determined that the Offer, the Purchase Agreement and the transactions contemplated by the Purchase Agreement (including the Asset Sale and the Liquidation and Second Step Distribution) are in the best interests of Patheon, its business, and its shareholders, employees and other relevant stakeholders, (ii) approved the Offer, the Purchase Agreement (including its execution, delivery and performance)

and the transactions contemplated by the Purchase Agreement and (iii) determined to support the Offer and the transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by the shareholders of Patheon and to recommend approval and adoption at the EGM of certain resolutions in connection with the Offer (including the Asset Sale Resolutions and the Governance Resolutions) as set forth in the Purchase Agreement. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background of the Purchase Agreement; Reasons for the Recommendation

Background of the Purchase Agreement

The following chronology summarizes the key contacts and events between representatives of Patheon and representatives of Thermo Fisher, and between representatives of Patheon and representatives of other potential parties to a strategic transaction during the period preceding the signing of the Purchase Agreement. The following description does not purport to catalogue every conversation among representatives of Patheon, Thermo Fisher or other third parties. For a review of Thermo Fisher’s additional key activities that led to the signing of the Purchase Agreement, please refer to Thermo Fisher’s Schedule TO and Offer to Purchase being mailed to Patheon’s shareholders with this Schedule 14D-9.

On July 26, 2016, Patheon completed its initial public offering of 34,226,191 Shares at a public offering price of $21.00 per Share, including 4,761,905 Shares sold by DSM. Patheon received total net proceeds of approximately $584.7 million from the offering, which it used to repay certain indebtedness and for other general corporate purposes.

As part of its ongoing evaluation of Patheon’s business, the Patheon Board, together with its senior management, regularly reviews and evaluates opportunities intended to enhance business prospects and shareholder and other stakeholder value. These reviews have included evaluating strategic acquisition opportunities, including its recently completed acquisition of an active pharmaceutical ingredients manufacturing facility located in Florence, South Carolina from Roche Holdings, Inc., a subsidiary of Hoffman-La Roche Ltd.

On December 2, 2016, the financial advisor of a company (“Party A”) contacted James Mullen, the Chief Executive Officer of Patheon, expressing interest in acquiring Patheon. After discussing the inquiry with members of the Patheon Board and consulting with counsel, Mr. Mullen informed Party A’s financial advisor that Patheon was not interested in a sale transaction at that time and that it remained focused on its long-term business plan and growth strategy.

On January 4, 2017, Patheon received an unsolicited, non-binding proposal from Party A offering to acquire Patheon at a proposed range of $34.00 to $37.00 per Share in cash (the “January 4th Proposal”). The January 4th Proposal stated that it was subject to customary conditions, including the completion of due diligence and negotiation of definitive transaction documentation. Mr. Mullen promptly advised the Patheon Board of the January 4th Proposal.

On January 17, 2017, the Patheon Board held a special telephonic meeting, with members of Patheon’s executive management team attending. Mr. Mullen provided an update on Patheon’s performance in its first fiscal quarter and Michel Lagarde, the President of Patheon, provided an update on certain strategic transactions being pursued by Patheon. Mr. Mullen reviewed his discussions with Party A’s financial advisor and described the terms of the January 4th Proposal, which had been previously shared with the Patheon Board. After a review of the terms of the January 4th Proposal and discussion with Patheon’s management team regarding its outlook and business plan for Patheon on a standalone basis, both excluding and including certain proposed acquisition opportunities that Patheon was pursuing at such time, the Patheon Board determined that it was in the interest of Patheon’s shareholders and other relevant stakeholders to continue to pursue its long-term business strategy and growth plan and not to pursue a transaction with Party A at that time.

Following the meeting, Patheon delivered a letter addressed to Party A, and Mr. Mullen called Party A’s financial advisor to convey the Patheon Board’s view with respect to the January 4th Proposal, noting that Patheon would pursue its existing business plan and was not considering a sale at such time. On February 7, 2017, Party A sent a letter to Mr. Mullen withdrawing the January 4th Proposal and asking to be notified if Patheon elected to pursue strategic alternatives in the future.

On February 28, 2017, Marc Casper, the President and Chief Executive Officer of Thermo Fisher and Mr. Mullen met for dinner. At that dinner, Messrs. Mullen and Casper discussed generally Patheon’s and Thermo Fisher’s respective businesses and operations. Mr. Casper stated that Thermo Fisher was interested in engaging in discussions to acquire Patheon and that Mr. Mullen should expect to receive a preliminary non-binding acquisition proposal in the near term. Mr. Mullen stated that any such proposal would need to be discussed with the Patheon Board. On March 1, 2017, Mr. Mullen relayed the substance of his conversation with Mr. Casper to Paul Levy, Chairman of the Patheon Board.

On March 7, 2017, the Patheon Board held a regularly scheduled in person meeting. Members of Patheon’s management team were in attendance. Following discussion of Patheon’s performance in its second fiscal quarter and review of certain acquisition opportunities being pursued by Patheon, the Patheon Board convened an executive session, without management present, to address the meeting between Messrs. Mullen and Casper. After discussion, the Patheon Board directed Patheon’s management to engage on a limited basis with Mr. Casper and Thermo Fisher’s management team for the purpose of assisting Thermo Fisher in submitting a proposal that the Patheon Board could evaluate.

On March 10, 2017, Mr. Mullen conveyed the Patheon Board’s views to Mr. Casper and discussed the information necessary to allow Thermo Fisher to submit a preliminary proposal in respect of Patheon. Mr. Casper agreed to send Mr. Mullen a draft non-disclosure agreement and a list of discussion topics and information requests for purposes of Thermo Fisher’s initial due diligence investigation.

On March 14, 2017, Mr. Mullen updated the Patheon Board regarding his conversations with Mr. Casper and Thermo Fisher’s proposed discussion topics and due diligence requests. Thermo Fisher and Patheon subsequently executed a non-disclosure agreement that day.

On March 16, 2017, Patheon announced its preliminary unaudited financial results for its fiscal quarter ended January 31, 2017, which were lower than analyst consensus estimates for such fiscal quarter, and lowered its guidance for the second quarter and full year. By that time, certain of Patheon’s near term acquisition opportunities had been abandoned or significantly delayed.

On March 22, 2017, Mr. Mullen, Michel Lagarde, the President and Chief Operating Officer of Patheon, Stuart Grant, the Chief Financial Officer of Patheon, and Daniel Agroskin, a Patheon director, met with Mr. Casper and certain other members of Thermo Fisher’s management to address the topics requested by Thermo Fisher, provide an overview of the CDMO industry and Patheon’s business and to discuss the expected benefits of a potential strategic transaction. Following the meeting, Mr. Casper confirmed Thermo Fisher’s interest in acquiring Patheon and stated that Thermo Fisher would submit an initial non-binding acquisition proposal shortly.

On March 24, 2017, Thermo Fisher submitted a preliminary, non-binding offer to acquire Patheon at a price of $33.00 per Share in cash (the “Thermo Fisher March 24th Proposal”). The Thermo Fisher March 24th Proposal stated that Thermo Fisher would be prepared to complete its due diligence within three to four weeks and submit a final, all-cash offer with no financing contingency. The Thermo Fisher March 24th Proposal was subject to Patheon entering into an exclusivity agreement requiring Patheon to negotiate exclusively with Thermo Fisher for a period of not less than thirty days.

On March 27, 2017, the Patheon Board held a special telephonic meeting, with members of Patheon’s management team in attendance. At the request of the Patheon Board, representatives of Skadden, Arps, Slate, Meagher & Flom LLP, Patheon’s U.S. counsel (“Skadden”), De Brauw Blackstone Westbroek, Patheon’s Dutch counsel (“De Brauw”), and Morgan Stanley & Co. LLC (“Morgan Stanley”) also attended portions of the meeting. Mr. Mullen updated the Patheon Board with respect to discussions with Thermo Fisher’s management team. The Patheon Board agreed to retain Morgan Stanley as its financial advisor, Skadden as its U.S. counsel and De Brauw as its Dutch counsel to represent Patheon in evaluating any proposals for an acquisition of Patheon and negotiating a transaction in the event the Patheon Board chose to do so.

On March 30, 2017, the Patheon Board held a special telephonic meeting at which it reviewed the status of Patheon’s business, the potential acquisition opportunities in Patheon’s pipeline and investor reaction to Patheon’s first quarter earnings release. Messrs. Mullen and Agroskin provided the Patheon Board with a report on Patheon’s meeting with Thermo Fisher on March 22 and the terms of the Thermo Fisher March 24th Proposal. Representatives of Skadden reviewed the terms of the Thermo Fisher March 24th Proposal and the legal process and considerations involved in a potential acquisition of Patheon. Representatives of Morgan Stanley reviewed with the Patheon Board the financial terms of the Thermo Fisher March 24th Proposal, including the premium to Patheon’s Share price and the EBITDA multiple represented by such proposal in each case compared to similar precedent transactions. The Patheon Board, with the assistance of Patheon’s management and advisors, discussed the Thermo Fisher March 24th Proposal and the previous inquiry made by Party A, and also considered potential alternatives to a strategic transaction with Thermo Fisher or Party A, including the merits of remaining a standalone public company and whether and to what extent any third parties other than Thermo Fisher and Party A would be interested in, and capable of, acquiring Patheon in the near term. After a thorough discussion, the Patheon Board directed Mr. Mullen to express to Thermo Fisher that the Patheon Board was confident in Patheon’s prospects and believed that Thermo Fisher’s proposal was not compelling and was at a price below the range recently offered by a third party; however, the Patheon Board would be willing to engage with Thermo Fisher at a higher price. The Patheon Board also considered and declined Thermo Fisher’s request for exclusivity and determined that Patheon should contact Party A to assess its interest in considering a possible acquisition of Patheon.

On March 31, 2017, Mr. Mullen conveyed the Patheon Board’s view with respect to the Thermo Fisher March 24th Proposal to Mr. Casper and suggested that Thermo Fisher submit a revised proposal at a higher valuation. That same day, Mr. Agroskin contacted Party A’s financial advisor to ask whether Party A remained interested in acquiring Patheon. Following confirmation from Party A’s financial advisors of Party A’s continued interest in acquiring Patheon, Mr. Agroskin told them that Party A would be given limited due diligence information for the purpose of submitting a revised acquisition proposal.

On April 2, 2017, Mr. Casper confirmed Thermo Fisher’s continued interest in acquiring Patheon to Mr. Mullen and stated that Thermo Fisher would be submitting a revised proposal promptly.

On April 3, 2017, Thermo Fisher submitted a revised, non-binding proposal to acquire Patheon for $33.00 to $36.00 per Share in cash (the “Thermo Fisher April 3rd Proposal”). The Thermo Fisher April 3rd Proposal provided that Thermo Fisher would be prepared to complete its due diligence within three to four weeks and submit a final, all-cash offer with no financing contingency. The Thermo Fisher April 3rd Proposal was subject to Patheon entering into an exclusivity agreement requiring it to negotiate exclusively with Thermo Fisher for a period of not less than thirty days.

On April 6, 2017, the Patheon Board held a special telephonic meeting to discuss the Thermo Fisher April 3rd Proposal and the status of discussions with Party A, with members of Patheon’s management team and representatives of Skadden and Morgan Stanley in attendance. Representatives of Morgan Stanley provided an update on their discussions with Thermo Fisher, Party A and their respective representatives, which discussions the Patheon Board directed Morgan Stanley to have, and reviewed the Thermo Fisher April 3rd Proposal, noting that the low end of Thermo Fisher’s price range had been previously considered inadequate by the Patheon Board. The Patheon Board, with the assistance of Patheon’s management and advisors, discussed the Thermo Fisher April 3rd Proposal, as well as the likelihood of Party A submitting a meaningful and actionable acquisition proposal on a timely basis. The Patheon Board concluded that, while the low end of Thermo Fisher’s price range in the Thermo Fisher April 3rd Proposal was inadequate, Patheon’s management and Morgan Stanley should provide due diligence access to Thermo Fisher subject to Thermo Fisher’s understanding that the Patheon Board expected a final bid at or above the high-end of Thermo Fisher’s price range. The Patheon Board also determined not to enter into an exclusivity agreement with Thermo Fisher at that time.

The Patheon Board also instructed Patheon’s management and Morgan Stanley to provide full due diligence access to Party A upon its execution of a non-disclosure agreement to allow Party A to submit a revised acquisition proposal. The Patheon Board discussed with representatives of Morgan Stanley and Patheon’s management team whether there were other potential parties that would be interested in acquiring Patheon. After considering the limited number of third parties believed to have both the strategic and financial capacity to explore an acquisition of Patheon at this time and in order to avoid leak of a potential transaction, the Patheon Board instructed Morgan Stanley to contact a publicly traded company (“Party B”) to gauge Party B’s interest in pursuing a strategic transaction with Patheon.

The Patheon Board also formed a transaction committee comprised of Mr. Mullen, Mr. Agroskin, Philip Eykerman and Charles I. Cogut (the “Transaction Committee”), with authority to (i) continue discussions with Thermo Fisher, Party A and, if appropriate, Party B, (ii) negotiate with third parties on behalf of Patheon regarding the terms of any offer or additional indication of interest and (iii) periodically report back to the Patheon Board on the status of such discussions, in each case in preparation of and subject to the full Patheon Board’s determination regarding whether or not to enter into a transaction.

On April 6, 2017, Mr. Mullen conveyed the Patheon Board’s views with respect to the Thermo Fisher April 3rd Proposal to Mr. Casper. Mr. Mullen told Mr. Casper that the Patheon Board was not willing to enter into a transaction at the low end of the price range specified in the Thermo Fisher April 3rd Proposal, and that full due diligence access was being provided on the basis that Thermo Fisher would submit a final proposal at or above the high end of its range. Mr. Mullen also told Mr. Casper that Patheon was unwilling to provide exclusivity at such time. That same day, at the direction of the Patheon Board, representatives of Morgan Stanley contacted Party A’s financial advisors to advise them that Patheon would provide due diligence access to Party A upon its execution of a non-disclosure agreement for the purpose of allowing Party A to submit a revised acquisition proposal. At the direction of the Patheon Board, representatives of Morgan Stanley also contacted Party B on April 7, 2017 in order to gauge Party B’s interest in pursuing a strategic transaction with Patheon.

On April 7, 2017, Mr. Casper told Mr. Mullen that Thermo Fisher was concerned that its bid would be used as a stalking horse to solicit interest or increased value from other potential bidders and that its due diligence investigation would be costly. Mr. Casper stated that Thermo Fisher was willing to proceed with due diligence and submit a final acquisition proposal without entering into an exclusivity agreement, so long as the Patheon Board would not shop Thermo Fisher’s proposal and provided that news of a pending transaction did not leak to the market. Mr. Casper reiterated that Thermo Fisher would withdraw from the process if any leaks with respect to a potential transaction occurred, and that Thermo Fisher would like to move quickly and execute definitive transaction documentation by May 8, 2017. Messrs. Mullen and Casper then briefly discussed next steps with respect to due diligence.

On April 10, 2017, Patheon and Party A executed a non-disclosure agreement. The non-disclosure agreement with Party A contained a customary standstill provision prohibiting Party A from, among other things, acquiring Shares, directly or indirectly voting any Shares or soliciting proxies with respect to the voting of Shares, initiating any shareholder proposal seeking to influence the management or control of Patheon or agreeing with any other party to do any of the foregoing. The standstill would cease to apply in the event Patheon entered into a definitive agreement providing for an acquisition of 50% or more of its voting power or outstanding equity securities.

From April 10, 2017 through May 9, 2017, each of Thermo Fisher and Party A conducted an extensive diligence investigation of Patheon, including review of relevant documents, calls and meetings among management and visits to certain Patheon facilities.

On April 14, 2017, the Transaction Committee held a telephonic meeting, with members of Patheon’s management team and representatives of Skadden and Morgan Stanley in attendance. At the direction of the Patheon Board, Morgan Stanley provided an update on each of Thermo Fisher’s and Party A’s due diligence activities and discussions with Goldman Sachs & Co., Thermo Fisher’s financial advisor (“Goldman Sachs”), and Party A’s financial advisors. Morgan Stanley also informed the Transaction Committee that Party B had declined to participate in the sale process.

On April 19, 2017, Party A submitted a revised, non-binding proposal to acquire Patheon for $36.00 to $38.00 per Share in cash (the “Party A April 19th Proposal”). The Party A April 19th Proposal was subject to completion of confirmatory due diligence. As with Party A’s January 4th Proposal, the offer was not subject to any financing conditions.

On April 20, 2017, the Transaction Committee held a telephonic meeting, with members of Patheon’s management team and representatives of Skadden and Morgan Stanley in attendance. Representatives of Morgan Stanley, at the direction of the Patheon Board, and Mr. Mullen provided an update on discussions and the status of due diligence with respect to each of Thermo Fisher and Party A. Representatives of Morgan Stanley reviewed the Party A April 19th Proposal. The Transaction Committee discussed, with the assistance of management and advisors, timing and process with respect to the submission of final proposals by Thermo Fisher and Party A. In particular, the Transaction Committee discussed the potential for Thermo Fisher to conclude its due diligence and submit a final bid before Party A would be in a position to do the same, and the resulting risk that Thermo Fisher’s proposal would not remain outstanding. The Transaction Committee, management and representatives of Morgan Stanley and Skadden discussed the alignment of timing of both interested parties. The Transaction Committee determined to send draft purchase agreements to each potential buyer on or around April 30, 2017, with markups due from each potential buyer on May 5, 2017 and final proposals due on May 9, 2017, and determined that an in person meeting of the Patheon Board should be held on May 10, 2017. The Transaction Committee then instructed Morgan Stanley to communicate this timeline to each of Thermo Fisher and Party A.

On April 26, 2017, the Patheon Board held a special telephonic meeting to receive an update from the Transaction Committee on the progress with Thermo Fisher and Party A. The Patheon Board scheduled an in person board meeting for May 10, 2017 and agreed to be available sooner if circumstances required.

On April 27, 2017, at the direction of the Patheon Board, representatives of Morgan Stanley sent a process letter to each of Party A and Thermo Fisher outlining the timing and process for submitting and reviewing bids, and on or about April 30, 2017, distributed a draft purchase agreement to each of Thermo Fisher and Party A.

On May 3 and May 5, 2017, Skadden and De Brauw discussed proposed revisions to the draft purchase agreement to be submitted by each of Party A and Thermo Fisher with their respective outside legal counsel. Both Thermo Fisher and Party A requested that affiliates of JLL and DSM each provide tender and support agreements (representing approximately 75% of the issued and outstanding Shares in the aggregate) agreeing to, among other things, tender their respective shares in the offer, vote in favor of the adoption of certain shareholders’ resolutions at the EGM and vote against any alternative acquisition proposal.

On May 5, 2017, Wachtell, Lipton, Rosen & Katz, Thermo Fisher’s U.S. legal counsel (“Wachtell Lipton”), submitted a revised draft purchase agreement to representatives of Skadden and, on May 6, 2017, Party A’s outside legal counsel submitted a revised draft purchase agreement to representatives of Skadden.

On May 8, 2017, the Transaction Committee held a telephonic meeting, with members of Patheon’s management team and representatives of Skadden, De Brauw and Morgan Stanley in attendance. Representatives of Morgan Stanley, at the direction of the Patheon Board, and Mr. Mullen provided an update on discussions and due diligence with each of Thermo Fisher and Party A. Representatives of Skadden provided a summary of the material issues raised in the revisions to the purchase agreements submitted by each of Thermo Fisher and Party A. Among the matters discussed with respect to Thermo Fisher’s markup of the purchase agreement was the lack of the Patheon Board’s ability to terminate the Purchase Agreement in order to accept a superior proposal, coupled with the minimum tender condition proposed to be set at the percentage of outstanding Shares held by affiliates of JLL and DSM. The Transaction Committee also discussed certain structuring considerations raised by Party A. After discussion, the Transaction Committee instructed Morgan Stanley and Patheon’s management to continue to facilitate the due diligence activities of Party A and Thermo Fisher, and instructed Skadden to contact Wachtell Lipton and Party A’s legal counsel to provide Patheon’s comments on the material issues raised in each party’s purchase agreement revisions with the aim of receiving additional feedback on such issues prior to the scheduled meeting of the Patheon Board on May 10, 2017. Later that day, representatives of Skadden spoke with representatives of Wachtell Lipton and with legal counsel for Party A about the principal issues presented in each of their respective proposed revisions to the purchase agreement.

On May 9, 2017, Thermo Fisher submitted a revised proposal to acquire Patheon at a price of $34.00 per Share in cash, along with an executed commitment letter from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC to provide committed bridge financing of $7.1 billion (the “Thermo Fisher May 9th Proposal”). The Thermo Fisher May 9th Proposal included a stated expiration of May 11, 2017. The following morning, May 10, 2017, Party A submitted a draft commitment letter from its lender describing the terms on which such lender could provide financing. Later that morning, Party A’s financial advisors advised representatives of Morgan Stanley that Party A would not be in a position to submit a final proposal to acquire Patheon until May 16, 2017, but that they were confident that Party A’s proposal would be at a price above the range indicated in the Party A April 19th Proposal.

In the afternoon of May 10, 2017, the Patheon Board held a special in person meeting, with members of Patheon’s management team and representatives from each of Morgan Stanley, Skadden and De Brauw in attendance. At the direction of the Patheon Board, representatives of Morgan Stanley described the transaction process to date and provided an update on the status of due diligence and discussions with each of Thermo Fisher, Party A and their respective financial advisors. Representatives of Morgan Stanley then presented a preliminary financial analysis to the Patheon Board and discussed the financial implications of the Thermo Fisher May 9th Proposal. Representatives of Skadden then described the general structure and timing of the proposed transaction with each of Party A and Thermo Fisher, as well as the material issues raised in each party’s purchase agreement revisions. A representative of De Brauw reviewed with the Patheon Board its fiduciary duties under the laws of The Netherlands. The Patheon Board discussed, with the assistance of management and advisors, the Thermo Fisher May 9th Proposal, the failure of Thermo Fisher to submit an offer at the top-end of its range, the likelihood of Party A submitting a final proposal on the timeline indicated by its financial advisors, as well as the key issues presented in each party’s proposed revisions to the Purchase Agreement, including, in the case of Thermo Fisher’s proposal, the lack of the Patheon Board’s ability to terminate the Purchase Agreement in order to accept a superior proposal, coupled with a minimum tender condition threshold equal to the percentage of issued and outstanding Shares held by affiliates of JLL and DSM. The Patheon Board also considered that throughout the process, Mr. Casper, Thermo Fisher’s Chief Executive Officer, was an active participant in the negotiations, but that Party A’s executives had not had any direct contact with Mr. Mullen. The Patheon Board excused members of management and its advisors to continue its discussion in executive session.

Following the executive session, the Patheon Board instructed Patheon’s management to complete certain additional strategic and financial analyses and present such analyses to the Patheon Board at a special meeting to be held on May 17, 2017. The Patheon Board then instructed representatives of Morgan Stanley to contact representatives of Goldman Sachs to inform them that it would be meeting again on May 17, 2017 to consider the Thermo Fisher May 9th Proposal, in light of Thermo Fisher’s failure to submit a proposal at the top-end of its range and the Patheon Board’s request that management prepare additional strategic and financial analyses. The Patheon Board also instructed Morgan Stanley to contact Party A’s financial advisors to request a direct conversation between Mr. Mullen and Party A’s Chief Executive Officer, and to convey that Party A should submit a final proposal as quickly as possible. Later that day, Morgan Stanley contacted Party A’s financial advisor to deliver that message.

On the morning of May 12, 2017, Party A’s financial advisor informed representatives of Morgan Stanley that they were not able to arrange a discussion between Mr. Mullen and Party A’s Chief Executive Officer and that Party A would not be in a position to submit an acquisition proposal in the near future and would not likely be able to submit a proposal in the future. That same morning, Mr. Casper advised Mr. Mullen that Thermo Fisher may be willing to offer up to $35.00 per Share in cash, if the remaining material issues in the draft purchase agreement could be resolved, and the parties could negotiate and execute a transaction prior to opening of the U.S. stock markets on May 15, 2017. Mr. Casper noted that Thermo Fisher may be delayed in moving forward or may not move forward at all if the parties could not come to agreement on or before May 15, 2017, given Thermo Fisher’s strong desire to have the proposed transaction announced sufficiently in advance of its investor day scheduled for May 17, 2017.

Throughout the day on May 12, 2017, the Transaction Committee held a number of telephonic meetings with members of Patheon’s management team and representatives of Skadden and Morgan Stanley in attendance. Mr. Mullen described his call with Mr. Casper to the Transaction Committee. Representatives of Skadden described the material issues remaining in the draft purchase agreement with Thermo Fisher, including with respect to the lack of the Patheon Board’s ability to terminate the purchase agreement in order to accept a superior proposal, coupled with the minimum tender condition threshold equal to the percentage of issued and outstanding Shares held by affiliates of JLL and DSM. After discussion among the Transaction Committee and Patheon’s advisors, the Transaction Committee instructed representatives of Morgan Stanley to contact representatives of Goldman Sachs to state that Patheon may be willing to consider a transaction for $35.50 per Share in cash. The Transaction Committee also instructed representatives of Skadden to engage with representatives of Wachtell Lipton, to resolve the remaining material issues in the draft purchase agreement and finalize the other relevant transaction documents.

Later that afternoon, representatives of Skadden updated the Transaction Committee on their discussions with representatives of Wachtell Lipton regarding the material open issues in the purchase agreement, including Thermo Fisher’s unwillingness to permit the Patheon Board to terminate the purchase agreement in order to accept a superior proposal or to increase the minimum tender condition threshold. At the direction of the Patheon Board, representatives of Morgan Stanley then updated the Transaction Committee on their discussions with representatives of Goldman Sachs, including Thermo Fisher’s unwillingness to pay more than $35.00 per Share. After discussion among the Transaction Committee and Patheon’s advisors, the Transaction Committee instructed representatives of Skadden to send a revised purchase agreement to representatives of Wachtell Lipton that included Patheon’s positions on all material open issues. The Transaction Committee determined to recommend Thermo Fisher’s offer of $35.00 per Share to the Patheon Board, if the material open issues could be resolved. Representatives of Skadden sent a revised purchase agreement to representatives of Wachtell Lipton that evening.

On the morning of May 13, 2017, the Patheon Board held a special telephonic meeting, with members of Patheon’s management team and representatives of Skadden, Morgan Stanley and De Brauw in attendance. Mr. Mullen and representatives of Morgan Stanley, at the direction of the Patheon Board, updated the Patheon Board with respect to the sale process since its last meeting, including that based on feedback from Party A’s financial advisor, Party A had not made, and was not in a position to make, an actionable and executable proposal to acquire Patheon. Representatives of Skadden updated the Patheon Board with respect to material issues remaining in the purchase agreement. The Patheon Board, with the assistance of Patheon’s advisors, discussed the $35.00 per Share price offered by Thermo Fisher and the material issues remaining in the purchase agreement. The Patheon Board provided feedback on the open issues, including its view that the Patheon Board should have the right to terminate the Purchase Agreement in order to accept a superior proposal, and instructed representatives of Skadden to engage with representatives of Wachtell Lipton in order to finalize the purchase agreement and other transaction documentation. Later that afternoon, representatives of Wachtell Lipton submitted a revised draft purchase agreement to representatives of Skadden.

Representatives of Skadden, De Brauw, Wachtell Lipton and NautaDutilh, Thermo Fisher’s Dutch counsel, negotiated the terms of the draft purchase agreement and the other transaction documents throughout the day on May 14, 2017. That evening, the Patheon Board held a special telephonic meeting, with members of Patheon’s management and representatives of Skadden, Morgan Stanley and De Brauw in attendance. At the request of the Patheon Board, representatives of Morgan Stanley presented a financial analysis of the $35.00 per Share offer consideration to be paid to Patheon’s shareholders pursuant to, and in accordance with, the Purchase Agreement, and orally rendered its opinion, which was confirmed by delivery of a written opinion dated May 14, 2017, to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the Fairness Opinion (as defined in “—Reasons for the Recommendation of the Patheon Board” in this Item 4), the Offer Consideration to be received by the holders of Shares pursuant to the Purchase Agreement was fair, from a financial point of view, to the holders of the Shares. The Fairness Opinion is more fully described in the full text of the Fairness Opinion attached hereto as Annex A and is incorporated by reference into this Schedule 14D-9 in its entirety. The Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering the Fairness Opinion. Representatives of Skadden and De Brauw provided a summary of the proposed final terms of the Purchase Agreement and other transaction documents, including the minimum tender condition threshold and the Patheon Board’s right to terminate the Purchase Agreement to accept a superior proposal and the circumstances under which the Patheon Board could do so, including the requirement to pay a termination fee to Thermo Fisher and the fact that, pursuant to the Support Agreements that Thermo Fisher had negotiated with the Majority Shareholders, in the event that the Patheon Board exercised such right to terminate the Purchase Agreement to accept a superior proposal, Thermo Fisher would have the right (but not the obligation) to purchase all (but not less than all) of the Shares covered by each of the Support Agreements for the Offer Consideration per Share, provided Thermo Fisher makes an irrevocable written election to purchase all such Shares within 30 days following such termination of the Purchase Agreement.

After discussion, the Patheon Board, having determined that the terms of the Purchase Agreement and the other transaction documents and the transactions contemplated thereby were in the best interests of Patheon and its relevant stakeholders, (1) unanimously approved the terms and conditions of the Purchase Agreement and the transactions contemplated thereby and (2) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by the shareholders of Patheon and to recommend approval and adoption of the shareholder approvals at the EGM. After the meeting, representatives of Skadden and Wachtell Lipton finalized the Purchase Agreement and other transaction documents.

On May 15, 2017, before the opening of the U.S. trading markets, Patheon, Thermo Fisher and Purchaser executed the Purchase Agreement and Thermo Fisher, Purchaser and affiliates of JLL and DSM executed the Support Agreements. Thermo Fisher also delivered an executed copy of its final debt commitment letter. Patheon and Thermo Fisher issued a joint press release announcing the execution of the transaction documents before the opening of the U.S. markets on May 15, 2017.

Reasons for the Recommendation of the Patheon Board

In evaluating the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Offer, the Patheon Board consulted regularly with senior management of Patheon, as well as with representatives of Skadden, De Brauw and Morgan Stanley.

In the course of (i) determining that the Offer, the Purchase Agreement and the transactions contemplated by the Purchase Agreement (including the Asset Sale and the Liquidation and Second Step Distribution) are in the best interests of Patheon, its business, and its shareholders, employees and other relevant stakeholders, (ii) approving the Offer, the Purchase Agreement (including its execution, delivery and performance) and the transactions contemplated by the Purchase Agreement and (iii) determining to support the Offer and the transactions contemplated by the Purchase Agreement and recommend acceptance of the Offer by the shareholders of Patheon and recommend approval and adoption at the EGM of certain resolutions in connection with the Offer (including the Asset Sale Resolutions and the Governance Resolutions) as set forth in the Purchase Agreement, the Patheon Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Patheon Board, supported such determinations, in addition to the factors mentioned above in “—Background of the Purchase Agreement” in this Item 4:

Offer Considerations

The Patheon Board considered certain factors concerning the adequacy of the Offer Consideration, including, among other things:

•	Premium to Market Price. The Patheon Board considered:
•	the relationship of the Offer Consideration to the historical market prices of the Shares, including that the Offer Consideration represents a premium of approximately 35% over the $26.00 closing price per Share on May 12, 2017, the last full trading day before public announcement of the Offer; an approximately 34% premium over the average closing price per Share over the 20 trading days prior to and including May 12, 2017; and an approximately 67% premium over the price per Share in Patheon’s initial public offering completed on July 26, 2016. The Offer Consideration represents a price per Share that is greater than any price at which the Shares have traded;
•	the Patheon Board’s belief (i) that based on its negotiations with Thermo Fisher and Thermo Fisher’s history of negotiations with prior acquisition targets, it had obtained Thermo Fisher’s best offer and that, as of the date of the Purchase Agreement, the Offer Consideration represented the highest per Share consideration reasonably obtainable; and (ii) that there was substantial risk of losing Thermo Fisher’s offer if the parties were not able to come to an agreement on or before May 15, 2017, considering Thermo Fisher’s investor day scheduled for May 17, 2017 and Thermo Fisher’s repeated indications that it was prepared to abandon a potential transaction if the parties could not reach an agreement by May 15, 2017;
•	that Party A’s financial advisor informed Morgan Stanley on May 12, 2017, that Party A would not be in a position to submit an acquisition proposal in the near future and would not likely be able to submit a proposal in the future, and that no actionable proposal had been made by Party A; and
•	that Party B did not wish to submit a proposal.
•	Cash Consideration. The Patheon Board considered the fact that 100% of the consideration to be paid in the transaction will be payable in cash, which provides Patheon shareholders with immediate liquidity and certainty of value, while eliminating long-term business and execution risk.
•	Negotiation Process. The Patheon Board considered the fact that Patheon negotiated an increase in the Offer Consideration to $35.00 per Share in cash from Thermo Fisher’s original non-binding proposal of $33.00 per Share in cash on March 24, 2017, as described above in “—Background of the Purchase Agreement” in this Item 4.
•	Patheon’s Operating and Financial Conditions and Prospects. The Patheon Board is familiar with the current and historical financial condition and the results of operations of Patheon, as well as the prospects and strategic objectives of Patheon. The Patheon Board believes, on the basis of this familiarity, that the consideration to be received by Patheon’s shareholders in the transaction fairly reflects Patheon’s intrinsic value, including its potential for future growth and acquisition opportunities.

•	Potential Strategic Alternatives. The Patheon Board had discussions, with the assistance of Patheon’s management and financial advisors, regarding the limited number of third parties believed to have both the strategic and financial capacity to explore an acquisition of Patheon at this time.
•	Morgan Stanley’s Financial Analysis Fairness Opinion. The Patheon Board considered the financial analyses and presentations of Morgan Stanley to the Patheon Board. The Patheon Board considered the opinion, dated May 14, 2017, delivered by Morgan Stanley (the “Fairness Opinion”) to the Patheon Board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the Fairness Opinion, the Offer Consideration to be received by the holders of Shares pursuant to the Purchase Agreement was fair, from a financial point of view, to the holders of the Shares. The Fairness Opinion is more fully described in the full text of the Fairness Opinion attached hereto as Annex A and is incorporated by reference into this Schedule 14D-9 in its entirety. The Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering the Fairness Opinion.

Business Considerations

The Patheon Board considered certain business factors, including, among other things:

•	Business Outlook and Prospects of Patheon. The Patheon Board is familiar with the current and historical financial condition and results of operations of Patheon, as well as the prospects and strategic objectives of Patheon. The Patheon Board considered the fact that the healthcare industry has changed significantly over time and is expected to continue to evolve, including with respect to ongoing healthcare reform, adverse changes in government or private funding of healthcare products and services, legislation or regulations governing the privacy of patient information or patient access to care, or the delivery, pricing or reimbursement of pharmaceuticals and healthcare services or mandated benefits. The Patheon Board also considered the prospective risks to Patheon, as a stand-alone entity, including but not limited to, the financial condition and prospects of Patheon and execution risk associated with management’s plan for Patheon.
•	Cross-Selling Opportunities. The Patheon Board considered that Thermo Fisher’s extensive and deep relationships in the biopharma industry could enable significant cross-selling opportunities and benefits for Patheon’s customers, suppliers and employees.
•	Expansion of Business. The Patheon Board considered that Thermo Fisher could grow Patheon’s business and provide better access for its existing and potential customers and suppliers to certain markets due to Thermo Fisher’s existing infrastructure in the Asia-Pacific region in particular.
•	Reputation of Thermo Fisher. The Patheon Board considered that Thermo Fisher is the world leader in serving science, helping its customers accelerate life sciences research, solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity.

Other Transactional Considerations

The Patheon Board also considered a number of other factors, including, among other things:

Likelihood of Consummation. The Patheon Board considered the nature of the closing conditions to the Offer included in the Purchase Agreement, as well as the likelihood of satisfaction of all conditions to the completion of the proposed transactions. The Patheon Board considered that the Offer would likely be consummated, based on, among other things:

•	the Offer is not subject to any financing condition and that Thermo Fisher had obtained a firm debt commitment letter prior to execution of the Purchase Agreement;
•	the size and scale of Thermo Fisher relative to Patheon and its history of successfully closing acquisitions;

•	the likelihood that the transactions would be approved by the requisite regulatory authorities; and
•	the expected ability of Patheon to satisfy the conditions to the Offer.

Speed of Completion. The Patheon Board considered the anticipated timing of the consummation of the transactions contemplated by the Purchase Agreement, and the structure of the transaction as a tender offer for Shares, which, subject to the satisfaction or waiver of the applicable conditions to the Offer as set forth in the Purchase Agreement, should provide Patheon shareholders with an opportunity to receive the consideration for their Shares in a relatively short timeframe. Following the Offer Closing, Thermo Fisher and Purchaser may, but are not required to, effectuate or cause to be effectuated the Post-Offer Reorganization by one or more of a variety of actions, potentially including (a) subject to the approval of the Asset Sale Resolutions by Patheon shareholders at the EGM (or any subsequent EGM) and achievement of the Asset Sale Threshold but not the Compulsory Acquisition Threshold, the Asset Sale and the Liquidation and Second Step Distribution or, (b) if permissible under applicable law and if the Compulsory Acquisition Threshold has been achieved, by the commencement of the Compulsory Acquisition. The Patheon Board considered that the potential for closing the Offer in a relatively short timeframe could also reduce the amount of time in which Patheon’s business would be subject to potential disruption and uncertainty pending such closing.

Subsequent Offering Period; Minority Exit Offering Period. The Patheon Board considered the requirement that Purchaser commence a Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) after the Acceptance Time, which it considered important because such Subsequent Offering Period would allow non-tendering Patheon shareholders, who may be subject to different and potentially adverse tax treatment on the consideration received in respect of their Shares in connection with the Asset Sale and Liquidation, if effectuated (as compared to the Offer), an additional opportunity to tender their Shares into the Offer and avoid any such adverse tax treatment.

Minimum Condition; Terms of the Offer. The Patheon Board also considered the other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Purchaser may not, without the consent of Patheon, waive or change the Minimum Condition or change the terms of the Offer (in each case, except as provided in the Purchase Agreement) in a manner that (i) decreases the Offer Consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) extends or otherwise changes the Expiration Time (except as provided in the Purchase Agreement) or (v) imposes additional conditions to the Offer or otherwise amends, modifies or supplements any of the conditions to the Offer or terms of the Offer in a manner adverse to Patheon’s shareholders. The Patheon Board also considered that (i) if Patheon’s shareholders adopt the Asset Sale Resolutions at the EGM or any subsequent EGM prior to the Expiration Time, the Threshold Percentage for purposes of the Minimum Condition will be reduced to 80% and (ii) if Purchaser has extended the Offer on two occasions in consecutive periods of 10 business days each in accordance with the Purchase Agreement, and the Minimum Condition is the sole unsatisfied and unwaived condition of the Offer, Purchaser may in its sole discretion reduce the Threshold Percentage for purposes of the Minimum Condition to 75% solely for purposes of consummating the Offer Closing, both of which have the effect of increasing the certainty of completing the Offer.

Asset Sale, Liquidation and Compulsory Acquisition. The Patheon Board considered the terms of the Asset Sale and subsequent Liquidation and the Compulsory Acquisition, including that such transactions were necessary to effect Thermo Fisher’s proposal of a transaction for full control over Patheon or its assets and business operations, which Thermo Fisher indicated was necessary in order for Thermo Fisher and its affiliates to obtain the operational, commercial and financial benefits Thermo Fisher anticipated to receive as a result of the transaction. The Patheon Board further considered the fact that a pre-wired Asset Sale and Liquidation structure has become a customary post-closing restructuring alternative for public offers for Netherlands domiciled companies, and that it is anticipated that Patheon shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period) will be offered or will receive the same consideration for their Shares in the Asset Sale and subsequent Liquidation as those Patheon shareholders who tendered their Shares pursuant to the Offer (including during the Subsequent Offering Period, as it may be extended by the Minority Exit Offering Period), without interest and less applicable withholding taxes, or an amount as determined by the Dutch Court in the event of the Compulsory Acquisition. The Patheon Board considered these proposed post-Offer closing transactions desirable, because Thermo Fisher indicated that it would not pursue an acquisition of Patheon if it did not have the ability to acquire all of the outstanding Shares or the entire business of Patheon and, pursuant to such transactions (if effected), the holders of the Shares would not be required to hold a potentially illiquid, minority stake in Patheon.

Tender and Support Agreements. The Patheon Board considered the fact that certain shareholders had agreed to execute Support Agreements with Thermo Fisher pursuant to which they (i) are obligated to tender their Shares, representing, in the aggregate, approximately 75% of the outstanding Shares as of May 12, 2017, the last trading day prior to announcement of the transaction, into the Offer, (ii) have committed to vote their respective Shares in favor of all resolutions proposed for adoption by Patheon shareholders at the EGM, (iii) have agreed not to tender their Shares or vote in favor of an alternative acquisition proposal from any third party and (iv) have agreed not to solicit competing proposals or transfer any of their Shares without the prior written consent of Thermo Fisher (subject to certain permitted exceptions). The Patheon Board also considered that the Shares subject to the Support Agreements are sufficient to approve the Asset Sale and such other matters to be adopted at the EGM. Additionally, the Patheon Board considered that parties to the Support Agreements had provided Thermo Fisher with the right (but not the obligation) to purchase all, but not less than all, of their respective Shares covered by the Support Agreements for the Offer Consideration per Share in the event the Purchase Agreement is terminated by Patheon in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Purchase Agreement).

Other Terms of the Purchase Agreement. The Patheon Board considered the other terms and conditions of the Purchase Agreement, including, among other things, the parties’ representations, warranties and covenants, and the parties’ ability to terminate the Purchase Agreement. The Patheon Board also considered certain provisions of the Purchase Agreement, including, among others:

•	the provisions in the Purchase Agreement that provide, among other things, that the following are excluded from the determination of whether a “Company Material Adverse Effect” (as defined and more fully described in “Section 11—The Purchase Agreement; Other Agreements” in the Offer to Purchase) has occurred:
•	the execution and delivery of the Purchase Agreement or the announcement or pendency of the transactions contemplated by the Purchase Agreement (including by reason of the identity of Purchaser), including the impact thereof on the relationships of Patheon and its subsidiaries with their employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships);
•	actions expressly required to be taken pursuant to the Purchase Agreement or at the express written direction of Thermo Fisher or Purchaser;
•	actions brought or threatened by shareholders of Patheon (whether on behalf of Patheon or otherwise) asserting allegations of breach of fiduciary duty relating to the Purchase Agreement or violations of securities laws in connection with Patheon’s public filings in connection with the transactions contemplated by the Purchase Agreement; and
•	a general downturn or other adverse developments in the CDMO industry to the extent generally affecting both Patheon and other participants in the CDMO industry and a decline in the share price of Patheon;
•	that Patheon will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that Patheon will not take a number of actions related to the conduct of its business without the prior written consent of Purchaser, and that these covenants may limit the ability of Patheon to pursue business opportunities that it would otherwise pursue;
•	that the approval of Asset Sale Resolutions at the EGM (or any subsequent EGM held prior to the Offer Closing) would allow Patheon to gain greater certainty on the completion of the Offer and the other transactions contemplated by the Purchase Agreement (thereby allowing its stakeholders to realize the overall benefits of the transactions contemplated thereby), including by the lowering of the Threshold Percentage for purposes of the Minimum Condition to 80% without disproportionately harming any stakeholder’s interests, including those of any non-tendering shareholders for whom the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period) would provide an additional opportunity to tender their Shares into the Offer;

•	the Asset Sale Threshold of 80% for purposes of consummating the Asset Sale and Liquidation pursuant to the Asset Sale Resolutions;
•	that, if Purchaser has extended the Offer on two occasions in consecutive periods of 10 business days each in accordance with the Purchase Agreement, and all of the conditions of the Offer have been satisfied or waived other than the Minimum Condition, Purchaser may in its sole discretion reduce the Threshold Percentage for the Minimum Condition to 75% solely for purposes of consummating the Offer Closing;
•	the requirement that Purchaser provide for a Subsequent Offering Period of at least 10 business days following the Acceptance Time and that, if Purchaser or one of its affiliates publicly announces an intention to effectuate the Asset Sale prior to the expiration of the Subsequent Offering Period, Purchaser will extend the Subsequent Offering Period for the Minority Exit Offering Period of at least five business days, which will permit any remaining Patheon shareholders who have not then tendered into the Offer to tender their Shares in exchange for the Offer Consideration;
•	the importance of the Subsequent Offering Period and Minority Exit Offering Period in that both would allow non-tendering shareholders, who may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their Shares in connection with the Asset Sale and Liquidation (as compared to the Offer), an additional opportunity to tender their Shares into the Offer and avoid such adverse tax treatment;
•	the fact that if permissible under applicable law and if the Compulsory Acquisition Threshold has been achieved, the Post-Offer Reorganization will, if Thermo Fisher or Purchaser elects to effectuate the Post-Offer Reorganization, be undertaken by means of the Compulsory Acquisition; and
•	Patheon’s ability, subject to the limitations and conditions in the Purchase Agreement, to seek specific performance of Thermo Fisher’s and Purchaser’s obligations under the Purchase Agreement, including Thermo Fisher’s and Purchaser’s obligations to consummate the Offer.

Negotiation of Purchase Agreement. The Patheon Board’s view is that the Purchase Agreement and related transaction documents were the product of arm’s length negotiations and contain customary terms and conditions.

Ability to Respond to Unsolicited Acquisition Proposals. The Patheon Board considered its ability, at any time prior to the Expiration Time, in certain circumstances to make an Adverse Recommendation Change (as defined in the Purchase Agreement), or terminate the Purchase Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Purchase Agreement), to the extent that the failure to do so would be inconsistent with the Patheon directors’ fiduciary duties under the laws of the Netherlands and subject to certain other limitations in the Purchase Agreement and payment to Thermo Fisher of termination compensation of $203 million in cash under certain circumstances.

The Patheon Board also considered a number of uncertain risks or negative factors in its deliberations concerning the Purchase Agreement and the transactions contemplated thereby, including, among others:

Limited Pre-Signing Market Check. The Patheon Board considered that Patheon did not approach third parties that could have had an interest in acquiring Patheon prior to entering into the Purchase Agreement with Thermo Fisher other than Party A and Party B because of the limited number of third parties believed to have both the strategic and financial capacity to explore an acquisition of Patheon at this time and in order to avoid leak of a potential transaction, particularly given that Thermo Fisher had stated its intent to withdraw from negotiations with Patheon in the event of a leak.

No Ongoing Equity Interest in Patheon. The Patheon Board considered the fact that the shareholders of Patheon will have no ongoing equity interest in Patheon, meaning that the shareholders will cease to participate in Patheon’s future growth or to benefit from increases in the value of the Shares.

Inability to Solicit Other Takeover Proposals. The Patheon Board considered the covenant in the Purchase Agreement prohibiting Patheon from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals, unless certain conditions are satisfied. The Patheon Board noted the fact that Patheon would be obligated to pay Thermo Fisher termination compensation of $203 million in cash if the Purchase Agreement was terminated under certain circumstances, including if Patheon terminated the Purchase Agreement to enter into a definitive agreement with respect to a Superior Proposal, and that the amount of the termination compensation was reasonable in light of the size of the transaction. The Patheon Board also noted that the termination compensation was necessary to induce Thermo Fisher and Purchaser to enter into the Purchase Agreement and, after taking into account Dutch fiduciary standards and customary terms and conditions relating to the non-solicitation provisions, would not in and of itself preclude or deter a third party with sufficient strategic interest and financial capability from making a competing proposal for Patheon. The Patheon Board considered that the Purchase Agreement permits Patheon and the Patheon Board to respond to an unsolicited competing proposal that the Patheon Board determines is a Superior Proposal, subject to certain customary restrictions imposed by the Purchase Agreement and the requirement that Patheon pay Thermo Fisher termination compensation if Patheon terminates the Purchase Agreement to enter into a definitive agreement with respect to a Superior Proposal. The Patheon Board also considered that pursuant to the Support Agreements certain shareholders, representing, in the aggregate, approximately 75% of the outstanding Shares as of May 12, 2017, the last trading day prior to the announcement of the transaction, agreed to sell all of their respective Shares to Purchaser, at Purchaser’s option, for the Offer Consideration per Share in the event the Purchase Agreement is terminated by Patheon in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Purchase Agreement).

Failure to Close. The Patheon Board considered that the conditions to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the transactions contemplated by the Purchase Agreement are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of Patheon’s control. The Patheon Board also considered the fact that, if the Offer is not completed, Patheon’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Offer, and Patheon will have incurred significant transaction costs attempting to consummate the Offer. The Patheon Board also considered the fact that, if the proposed transactions are not completed, the market’s perception of Patheon’s continuing business could potentially result in a loss of customers, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected.

Effect of Announcement. The Patheon Board considered the effect of the public announcement of the transactions on Patheon’s operations, Share price, employees, customers and suppliers as well as its ability to attract and retain key personnel while the transaction is pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the transactions contemplated thereby.

Termination Compensation. The Patheon Board considered the termination compensation of $203 million that may become payable pursuant to the Purchase Agreement under certain circumstances, including if Patheon terminates the Purchase Agreement to accept a Superior Proposal, and the risk that the amount of the termination compensation could discourage potential alternative acquisition proposals.

Interests of Patheon’s Directors. The Patheon Board considered that the financial interests of Patheon’s executive officers and directors may be different from or in addition to those of other shareholders, as more fully described in “—Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Current Executive Officers and Directors of Patheon” in Item 3 of this Schedule 14D-9, and considered whether a potential conflict of interest existed in relation to any of the directors of the Patheon Board, believing that this was not the case.

Tax Treatment. The Patheon Board considered that the receipt of the cash consideration by U.S. holders of Shares in the Offer and the Post-Offer Reorganization will be a taxable transaction for such holders for U.S. federal income tax purposes. The Patheon Board also considered the applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on Patheon’s shareholders in respect of the Second Step Distribution in the event the Asset Sale and Liquidation are consummated. Please see “Section 5—Certain Material Tax Consequences” of the Schedule TO for a more detailed discussion of certain material U.S. federal income tax consequences and certain material Dutch tax consequences of the Offer and the Post-Offer Reorganization.

Transaction Costs. The Board considered the fact that Patheon has and will continue to incur significant transaction costs and expenses in connection with the proposed transactions, regardless of whether or not such transactions are consummated.

Other Stakeholder Considerations

The Patheon Board considered certain stakeholder considerations, including:

•	Employees. The Patheon Board considered the opportunity for Patheon employees to continue leveraging their talents as part of Thermo Fisher’s group of companies, given Thermo Fisher’s sound financial position, strong growth efforts, and the fact that the combined company is expected to be an industry leader. The Patheon Board also considered Thermo Fisher’s and Purchaser’s agreement to provide (or cause one of its affiliates to provide) each Continuing Employee with at least the same base salary and the same target bonus opportunity that was provided to such Continuing Employee immediately prior to the Offer Closing, and long-term incentive opportunities and other compensation and employee benefits (excluding severance) that are substantially as favorable in the aggregate as the long-term incentive opportunities and other compensation and benefits provided to similarly situated employees of Thermo Fisher, Purchaser or their affiliates. The Patheon Board also considered Purchaser’s agreement that any employee who incurs a termination of employment during the first year following the Offer Closing will be entitled to the same severance payments and benefits that such employee would have been entitled to receive from Patheon and its affiliates under written Patheon severance plans and policies in effect prior to the Offer Closing. In addition, the Patheon Board considered that each outstanding Patheon Option that is vested as of immediately prior to the Offer Closing, each outstanding Patheon RSU that is vested as of immediately prior to the Offer Closing or that is held by a non-employee director of Patheon and each outstanding Patheon PSU (whether vested or unvested), will at the Offer Closing be canceled and converted into the right to receive an amount, without interest and subject to required tax withholding, equal to the Offer Consideration (less the exercise price for Patheon Options) multiplied by the number of Shares subject to such Patheon Option, Patheon RSU or Patheon PSU as of immediately prior to the Offer Closing (which, in the case of Patheon PSUs, will be determined based on actual achievement of performance conditions in accordance with the terms of the award). The Patheon Board also considered that each outstanding Patheon Option that is unvested as of immediately prior to the Offer Closing and each outstanding Patheon RSU that is not held by a non-employee director of Patheon and that is unvested as of immediately prior to the Offer Closing, will be canceled and converted into an equivalent award with respect to a number of shares of Thermo Fisher common stock (adjusted using the Exchange Ratio) with substantially the same terms and conditions, including with respect to vesting.
•	Strength of Thermo Fisher. The Patheon Board considered that Thermo Fisher’s extensive and deep relationships in the biopharma industry will enable significant cross-selling opportunities and an improved ability to serve the interests of Patheon’s existing and potential customers. The Patheon Board also considered that Thermo Fisher would bring opportunities for Patheon’s employees, customers and suppliers.
•	Patheon Board Composition. The Patheon Board considered the provisions of the Purchase Agreement that require at least two independent directors, selected by Patheon and Purchaser by mutual written agreement (if and to the extent they shall agree to continue to serve on the Patheon Board after the Offer Closing) to remain on the Patheon Board after the Offer Closing until the earliest to occur of (i) such time after the Acceptance Time as Purchaser and its affiliates owns 100% of the outstanding Shares and (ii) the Second Step Distribution having been made and the Liquidation having been completed. The Patheon Board noted to protect certain interests of Minority Shareholders that the affirmative vote of the Independent Directors will be required for approving (a) any restructuring that would reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Patheon shareholders (other than (i) pursuant to a rights issue by Patheon or any other share issue where the non-tendering Patheon shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in Patheon (voorkeursrecht), (ii) the Asset Sale, the Liquidation, or the Second Step Distribution, or (iii) the Compulsory Acquisition) and (b) any other form of unequal treatment that prejudices or would reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Patheon shareholders (but in any event not including (i) the Asset Sale, the Liquidation, or the Second Step Distribution or (ii) the Compulsory Acquisition).

The discussion of foregoing factors considered by the Patheon Board is intended to be a summary, and is not intended to be exhaustive; rather it summarizes the principal factors considered. In light of the variety of factors and the quality and amount of information considered, the Patheon Board did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that the Offer, the Purchase Agreement and the transactions contemplated by the Purchase Agreement (including the Asset Sale and the Liquidation and Second Step Distribution) are in the best interests of Patheon, its business, and its shareholders, employees, customers and other relevant stakeholders, (ii) approving the Offer, the Purchase Agreement (including the execution, delivery, and performance of the Purchase Agreement) and the transactions contemplated by the Purchase Agreement, (iii) determining to support the Offer and the transactions contemplated by the Purchase Agreement and recommending acceptance of the Offer by the shareholders of Patheon and recommending approval and adoption at the EGM of certain resolutions in connection with the Offer (including the Asset Sale Resolutions and the Governance Resolutions) as set forth in the Purchase Agreement. Rather, the Patheon Board made its determination based on the totality all factors taken together. In considering the factors discussed above, individual directors may have given different weights to different factors.

(c)	Intent to Tender

To the knowledge of Patheon after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of Patheon’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Purchase Agreement, each of the Majority Shareholders in their respective capacities as shareholders of Patheon entered into a Support Agreement with Thermo Fisher and Purchaser, and have pledged to tender all of their Shares, which comprise, in the aggregate, approximately 75% of the outstanding Shares. For more information on the Support Agreements, please see “Section 11 – The Purchase Agreement; Other Agreements” of the Offer to Purchase, which is incorporated herein by reference. The foregoing description of the Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is incorporated by reference and filed as Exhibit (e)(2) hereto.

(d)	Opinion of Patheon’s Financial Advisor

Morgan Stanley was retained by the Patheon Board to act as its financial advisor in connection with a potential sale of Patheon and to provide financial advice and assistance and, upon Patheon’s request, to render a financial opinion in each case in connection therewith. The Patheon Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Patheon’s industry and its knowledge and understanding of the business and affairs of Patheon. On May 14, 2017, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Patheon Board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Offer Consideration to be received by the holders of Shares pursuant to the Purchase Agreement was fair, from a financial point of view, to the holders of the Shares.

The full text of the written opinion of Morgan Stanley delivered to the Patheon Board, dated May 14, 2017, is attached as Annex A and incorporated by reference into this Schedule 14D-9 in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders of Patheon are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Patheon Board and addresses only the fairness, from a financial point of view, of the Offer Consideration to be paid to the holders of Shares in the Offer pursuant to the Purchase Agreement. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Purchase Agreement and does not constitute an opinion or recommendation to any holders of Shares as to whether such holder should tender its Shares into the Offer or how such shareholder should vote at the EGM. The summary of Morgan Stanley’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Patheon;
•	reviewed certain internal financial statements and other financial and operating data concerning Patheon;
•	reviewed certain financial projections prepared by the management of Patheon (i.e., the Management Projections (as defined below));
•	discussed the past and current operations and financial condition and the prospects of Patheon with senior executives of Patheon;
•	reviewed the reported prices and trading activity for the Shares;
•	compared the financial performance of Patheon and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with Patheon and their securities;
•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	participated in certain discussions and negotiations among representatives of Patheon and Thermo Fisher and their financial and legal advisors;
•	reviewed the Purchase Agreement, the form of Asset Sale Agreement and the draft commitment letter from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC substantially in the form of the draft dated May 9, 2017 (the “Commitment Letter”) and certain related documents; and
•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Patheon, and formed a substantial basis for Morgan Stanley’s opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then currently available estimates and judgments of the management of Patheon of the future financial performance of Patheon. In addition, Morgan Stanley assumed that the Offer will be consummated in accordance with the terms set forth in the Purchase Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Thermo Fisher will obtain financing in accordance with the terms set forth in the Commitment Letter and that the definitive Purchase Agreement will not differ in any material respect from the drafts thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Patheon and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Patheon’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of Shares in the Offer. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Patheon, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of May 14, 2017. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Patheon Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 12, 2017, which was the last full trading day prior to the meeting of the Patheon Board to approve and adopt the Purchase Agreement and the transactions contemplated thereby, declare the advisability of the Purchase Agreement and approve the transactions contemplated thereby, including the Offer, and is not necessarily indicative of current market conditions.

In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by Patheon’s management and referred to in this Schedule 14D-9 (and defined below in the section captioned “Item 8—Additional Information—(d) Certain Patheon Management Projections”) as the “Management Projections.” For more information, please see the information under the section captioned “Item 8—Additional Information—(d) Certain Patheon Management Projections.”

Public Trading Comparable Companies Analysis

Morgan Stanley performed a public trading comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly-traded. Morgan Stanley reviewed and compared publicly available consensus equity analyst research estimates for Patheon with comparable publicly available equity analyst research estimates for certain selected companies (the “Comparable Companies”) that Morgan Stanley determined, upon the application of its professional judgment and experience with companies in the CDMO and healthcare industry, to be similar to Patheon’s current and anticipated operations for purposes of this analysis. The companies used in this comparison included the following:

•	Albany Molecular Research, Inc., on an unaffected basis as of April 6, 2017, as a result of transaction rumors on April 7, 2017
•	Cambrex Corporation
•	Catalent, Inc.
•	Lonza Group AG
•	West Pharmaceutical Services, Inc.

For purposes of this analysis, Morgan Stanley analyzed:

•	the ratio of aggregate value (“AV”) (calculated as the market value of equity plus total debt (inclusive of the fair value of Patheon’s DSM earnout liability), net of cash, cash equivalents and marketable securities) to estimated Adjusted EBITDA (calculated as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation) (the “AV / EBITDA Ratio”), for each of calendar year 2017 and calendar year 2018.

Results of the analysis were presented for the Comparable Companies, as indicated in the following tables:

AV / EBITDA Ratios:

	CY2017E AV / EBITDA	CY2018E AV / EBITDA
Albany Molecular Research, Inc.	9.3x	8.3x
Cambrex Corporation	9.9x	9.8x
Catalent, Inc.	13.0x	11.9x
Lonza Group AG	13.3x	12.8x
West Pharmaceutical Services, Inc.	20.5x	17.8x

Based on its analysis of the relevant metrics for each of the Comparable Companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV / EBITDA Ratio for each of the calendar years 2017 and 2018 and applied these ranges of multiples to estimates of calendar years 2017 and 2018 EBITDA from the Management Projections. Based on the outstanding Shares on a fully diluted basis (including basic Shares, outstanding Patheon Options and Patheon RSUs and Patheon PSUs (or MEIP restricted stock units)) calculated as applicable using the treasury stock method as of May 12, 2017, Morgan Stanley calculated the estimated implied value per Share as of May 12, 2017 as follows:

	Selected Comparable Company Multiple Ranges	Implied Value Per Share
CY2017E AV / EBITDA	11.0x – 14.0x	$20.50 – $29.50
CY2018E AV / EBITDA	9.5x – 12.5x	$20.25 – $30.75

No company utilized in the public trading comparable companies analysis is identical to Patheon and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Patheon was compared. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Patheon, such as the impact of competition on the business of Patheon and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Patheon or the industry or in the financial markets in general. Mathematical analysis is not in itself a meaningful method of using selected company data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity valuation analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value of such company’s equity value. To calculate these implied equity values, Morgan Stanley used estimates of Patheon’s next twelve months EBITDA as of October 31, 2018 (“NTM EBITDA”) and projected net debt as of October 31, 2018 based on the Management Projections. Based on its public trading comparable companies analysis and upon the application of its professional judgment and experience, Morgan Stanley then applied a selected range of AV to NTM EBITDA multiples to NTM EBITDA to calculate the implied aggregate values for Patheon. Morgan Stanley calculated the implied future equity values by subtracting projected net debt as of October 31, 2018 from the implied aggregate values for Patheon and discounted the resulting equity values to May 12, 2017 at a range of discount rates of 9.8% to 11.7%, which rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of Patheon’s cost of equity.

Based on the number of fully diluted Shares (including basic Shares, outstanding Patheon Options, Patheon RSUs and Patheon PSUs (or MEIP restricted stock units)) calculated as applicable using the treasury stock method as of May 12, 2017, Morgan Stanley calculated an estimated implied present value per Share using the discounted equity valuation analysis of $27.50 to $38.25 per Share.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of an asset using estimates of the future unlevered free cash flows generated by the asset, taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projection period.

Morgan Stanley used estimates and extrapolations from the Management Projections for purposes of the discounted cash flow analysis, as more fully described below. Morgan Stanley first calculated the estimated unlevered free cash flows, which is defined as adjusted earnings before interest, taxes, depreciation and amortization, less (1) stock-based compensation expense, (2) cash taxes and (3) capital expenditures, and less or plus, as applicable, (4) changes in net working capital. Morgan Stanley’s calculation of estimated unlevered free cash flows differed from the Management Projections by treating stock-based compensation as a cash expense whereas the Management Projections treated stock-based compensation as a non-cash expense. Morgan Stanley calculated the present value of the estimated unlevered free cash flows for Patheon for each of the calendar years 2017 through 2021. Morgan Stanley also calculated a range of terminal values for Patheon by applying a perpetual growth rate ranging from 2.5% to 3.5% to the estimated unlevered free cash flows of Patheon after the year 2021. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley’s professional judgment and experience. The estimated unlevered free cash flows and the range of terminal values were then discounted to present values as of May 12, 2017 using a range of discount rates from 7.7% to 8.9%, which range of discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Patheon’s estimated weighted average cost of capital (“WACC”).

This analysis implied a range of present values of $31.00 to $42.00 per Share. In addition, Morgan Stanley performed a sensitivity analysis combining an 8.9% WACC with a 2.5% perpetuity growth rate and a 7.7% WACC with a 3.5% perpetuity growth rate, which implied present values of $28.00 and $47.50, respectively, per Share.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which implies a value of a company based on publicly available financial terms of selected transactions. Morgan Stanley compared publicly available statistics for transactions involving businesses that Morgan Stanley judged to be similar in certain respects to Patheon’s business or aspects thereof based on Morgan Stanley’s professional judgment and experience, occurring between October 30, 2006 and May 12, 2017 (which was the last full trading day prior to the meeting of the Patheon Board to approve and adopt the Purchase Agreement and the transactions contemplated thereby, including the Offer). The following is a list of the transactions reviewed:

Date Announced	Acquiror	Target
December 20, 2016	Asahi Glass Co., Ltd.	CMC Biologics A/S
December 15, 2016	Lonza Group AG	Capsugel S.A.
November 28, 2016	Ardian	Unither Pharmaceuticals Inc.
June 1, 2016	Partners Group Holding AG	PCI Pharma Services
May 5, 2016	Albany Molecular Research, Inc.	Prime European Therapeuticals S.p.A.
September 30, 2014	Consort Medical plc	Aesica Holdco Limited
August 27, 2014	DPx Holdings B.V.	Gallus BioPharmaceuticals, LLC
July 28, 2014	Packaging Coordinators, Inc.	Penn Pharmaceutical Services Limited
November 19, 2013	JLL Partners, Inc. / Koninklijke DSM N.V.	Patheon Inc.
October 2, 2013	Nordic Capital / Avista Capital Partners	Acino Holding AG
September 6, 2013	Aenova Group GmbH	Haupt Pharma AG
July 29, 2013	RoundTable Healthcare Partners	Santa Cruz Nutritionals, Inc.
December 24, 2012	Mitsubishi Chemical Holdings Corporation	Qualicaps Co., Ltd.

Date Announced	Acquiror	Target
October 29, 2012	Patheon Inc.	Banner Pharmacaps Inc.
August 6, 2012	BC Partners	Aenova Group GmbH
August 22, 2011	Catalent Pharma Solutions, Inc.	Clinical Trial Supplies business of Aptuit LLC
May 1, 2011	Alkermes, Inc.	Elan Drug Technologies, the drug formulation and manufacturing business unit of Elan Corporation, plc
April 4, 2011	KKR & Co LP	Capsugel S.A.
March 1, 2008	Jubilant Organosys Ltd.	DRAXIS Health Inc.
February 1, 2008	3i Group plc	Active Pharmaceutical Ingredients, a business unit of Alpharma Inc.
January 25, 2007	The Blackstone Group L.P.	Pharmaceutical Technologies and Services segment of Cardinal Health, Inc.
October 30, 2006	Lonza Group AG	Cambrex Corporation

For each transaction listed above, Morgan Stanley noted the ratio of the AV of the transaction to each of the target company’s EBITDA for the twelve-month period prior to the announcement date of the applicable transaction (“LTM EBITDA”, and the ratio of AV to LTM EBITDA, the “AV / LTM EBITDA Ratio”).

Based on its analysis of the relevant metrics for each of the comparable transactions and upon the application of its professional judgment, Morgan Stanley presented the results of the analysis for certain of the selected transactions, including (i) Lonza Group AG’s acquisition of Capsugel S.A.; (ii) JLL Partners, Inc.’s and Koninklijke DSM N.V.’s acquisition of Patheon; (iii) KKR & Co LP’s acquisition of Capsugel S.A.; and (iv) The Blackstone Group L.P.’s acquisition of the Pharmaceutical Technologies and Services segment of Cardinal Health, Inc. Morgan Stanley then selected representative ranges of the AV / LTM EBITDA Ratio multiples and applied these ranges of multiples to Patheon’s LTM EBITDA as of April 30, 2017.

Morgan Stanley then calculated a range of implied present values per Share as follows:

	Selected Representative Multiple Range	Implied Present Value Per Share
AV / LTM EBITDA Ratio	10.3x – 15.1x	$15.00 – $28.25

Precedent Premia. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the premia paid in 719 merger and acquisition transactions involving all cash consideration prior to March 31, 2017, with a publicly announced transaction value of $1 billion or more based on publicly available information. No specific numeric or other similar criteria were used to choose the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Based on its analysis of the relevant metrics and upon the application of its professional judgment, Morgan Stanley selected a representative range of premia paid of 20% to 40%. Morgan Stanley then applied the reference range of premia paid of 20% to 40% to the closing trading price for the Shares on May 12, 2017 of $26.00 per share. This analysis indicated a per share equity value reference range of $31.25 to $36.50.

Other Information

Historical Trading Range. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of Shares for the period between July 21, 2016, Patheon’s initial public offering, and May 12, 2017. Morgan Stanley observed that, as of May 12, 2017, the closing trading price of the Shares was $26.00 per share. Morgan Stanley further observed that the Offer Consideration of $35.00 offered by the Purchaser pursuant to the Purchase Agreement represents an approximately 35% premium to the closing trading price for the Shares on May 12, 2017 and an approximately 33% premium to the 30-day VWAP. The term VWAP refers to the “volume weighted average price” during a reference period, which is a measure of the average price of a share of stock over a given number of market trading days. VWAP is calculated as the aggregate dollar value of Shares traded during the given period over the total volume of Shares traded during such period.

Equity Research Analysts’ Price Targets. For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed and analyzed the future public market trading price targets for the Shares prepared and published by ten equity research analysts as of May 12, 2017. These targets reflected each analyst’s estimate as of the date of publication of the future public market trading price of the Shares and were not discounted to reflect present values. The range of undiscounted analyst price targets for the Shares was $28.00 to $33.00.

General

In connection with the review of the Offer by the Patheon Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Patheon.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Patheon. These include, among other things, the impact of competition on the business of Patheon and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Patheon and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Offer Consideration to be received by the holders of Shares, and in connection with the delivery of its opinion to the Patheon Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The Offer Consideration was determined through arm’s-length negotiations between Patheon and Thermo Fisher and was approved by the Patheon Board. Morgan Stanley acted as financial advisor to the Patheon Board during these negotiations but did not, however, recommend any specific consideration to Patheon or the Patheon Board, nor opine that any specific consideration constituted the only appropriate consideration for the Offer. In addition, Morgan Stanley’s opinion did not address the relative merits of the Offer as compared to any other alternative business transactions, and Morgan Stanley’s opinion expressed no opinion or recommendation as to whether the shareholders of Patheon should tender their Shares into the Offer, or how to vote at the EGM.

Morgan Stanley’s opinion and its presentation to the Patheon Board was one of many factors taken into consideration by the Patheon Board in deciding to approve the execution, delivery and performance by Patheon of the Purchase Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Patheon Board with respect to the consideration pursuant to the Purchase Agreement or of whether the Patheon Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The Patheon Board retained Morgan Stanley based on Morgan Stanley’s qualifications, experience and expertise and its familiarity with Patheon. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Thermo Fisher, Patheon or any other company, or any currency or commodity, that may be involved in the Offer, or any related derivative instrument.

Under the terms of its engagement letter dated May 8, 2017, Morgan Stanley provided Patheon financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Offer, and Patheon has agreed to pay Morgan Stanley a fee of approximately $31 million for its financial advisory services, all of which is contingent upon the closing of the Offer, and a fee of $2 million for Morgan Stanley rendering a financial opinion to the Patheon Board, which is not contingent upon the closing of the Offer, but will be credited against the fee for financial advisory services if the Offer is consummated. Patheon has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses incurred from time to time in connection with this engagement. In addition, Patheon has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement and to reimburse certain expenses relating to such indemnity.

In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for Thermo Fisher and Patheon and has received fees in connection with such services in the amounts of approximately $6 million and approximately $8 million, respectively. Morgan Stanley may also seek to provide financial advisory and financing services to Thermo Fisher and Patheon and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Under the terms of Morgan Stanley’s engagement, Patheon has agreed to pay Morgan Stanley an aggregate fee of approximately $31 million for its financial advisory services, all of which is contingent upon the closing of the Offer, and a fee of $2 million for Morgan Stanley rendering a financial opinion to the Patheon Board, which is not contingent upon the closing of the Offer, but will be credited against the fee for financial advisory services if the Offer is consummated. Patheon has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses incurred from time to time in connection with this engagement. In addition, Patheon has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement and to reimburse certain expenses relating to such indemnity. For more information with respect to the arrangements between Patheon and Morgan Stanley, see the information included under the caption “Item 4 – Opinion of Patheon’s Financial Advisor – General.”

Neither Patheon nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Patheon on its behalf with respect to the Offer or related matters.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by Patheon or, to its knowledge after making reasonable inquiry, by any of the members of the Patheon Board or Patheon’s executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Pursuant to the Lytton Estate Agreement, 130,700 Shares will be distributed to Mr. Lytton’s estate. See information included in “—Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Certain Executive Officers and Directors of Patheon—Lytton Estate Letter Agreement” in Item 3 of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, Patheon is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of Patheon’s securities by Patheon, any subsidiary of Patheon or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Patheon or any subsidiary of Patheon, (iii) any purchase, sale or transfer of a material amount of assets by Patheon or any subsidiary of Patheon, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Patheon.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Patheon Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION
(a)	Appraisal Rights

Patheon shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that after the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Thermo Fisher or its affiliates own less than 100% but at least 95% of Patheon’s issued and outstanding capital (geplaatst en uitstaand kapitaal), Purchaser may elect to effectuate, or to cause its designee to effectuate, the Post-Offer Reorganization by means of the Compulsory Acquisition pursuant to which it will acquire all Shares held by non-tendering Patheon shareholders in accordance with Section 2:92a or Section 2:201a of the DCC. In the Compulsory Acquisition, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration, with such price potentially being increased by the Dutch Statutory Interest. The non-tendering Patheon shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige Purchaser to buy their Shares.

(b)	Regulatory and Other Approvals

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission of the United States (“FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Form”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares pursuant to the Offer and the Purchase Agreement.

Under the HSR Act, Purchaser’s purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is extended by the FTC or the Antitrust Division. Under the Purchase Agreement, each of Purchaser and Patheon are required to file their respective Premerger Notification and Report Form pursuant to the HSR Act within 10 business days of the date of the Purchase Agreement. The required waiting period with respect to the Offer and the Purchase Agreement will expire at 11:59 p.m., New York City time, 15 calendar days after filing (unless the 15th day falls on a weekend or holiday, in which case the 15th day is extended to the next business day), unless Purchaser withdraws its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period and refiles it thereafter, and unless the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser withdraws and re-files its Premerger Notification and Report Form, the HSR Act waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Purchaser, the waiting period could be extended only by court order or with Purchaser’s consent.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Patheon. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or seeking the divestiture or licensing of substantial assets of Purchaser, Patheon, or any of their respective subsidiaries or affiliates or requiring other structural or conduct relief.

In furtherance of the foregoing, Purchaser and Patheon have agreed to use their reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement. The obligations of the parties with respect to regulatory efforts in connection with the antitrust laws are detailed in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase in the section entitled “Regulatory Approvals; Efforts.”

United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Thermo Fisher and Patheon believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser would not be obligated to consummate the Offer if such action results in the failure of a condition of the Offer.

Patheon and Thermo Fisher and certain of their respective affiliates conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Thermo Fisher, Patheon and their respective affiliates are engaged, Thermo Fisher and Patheon have determined that, at a minimum, filings under the applicable antitrust laws of the following three jurisdictions outside of the U.S. are required before the transactions contemplated by the Purchase Agreement may close. In accordance with the terms of the Purchase Agreement, Patheon and Purchaser have agreed to promptly (and consistent with market practice) make all such filings.

EU: Based on a review of the information currently available about the businesses in which Purchaser and Patheon are engaged a merger filing with the European Commission (the “EC”) and observation of the applicable review period under the EU Merger Regulation (Council Regulation (EC) No. 139/2004) is required before the Purchase Agreement and the transactions contemplated thereby may close. The initial review period is 25 EC working days from filing of the EU notification, and can be extended to 35 EC working days if commitments are offered by the parties (“Phase I”). The review period may be further extended for an additional 90 EC working days or for an even longer period of time for an in-depth investigation (“Phase II”).

Canada: Based on a review of the information currently available about the businesses in which Purchaser and Patheon are engaged, a merger notification must be made to the Canadian Competition Bureau. An initial review period of 30 days starts the day after receipt of a notification from each party required to notify that is determined to be complete by the Canadian Competition Bureau’s Merger Notification Unit. For transactions that require further review, the Federal Competition Act authorizes the Bureau to issue a Supplementary Information Request (“SIR”) to the parties for additional information. The issuance of the SIR triggers an additional 30 calendar days review period and waiting period that commences only once the Commissioner of Competition has received from each SIR recipient a certified complete response to all information requests set out in the SIR.

Brazil: Based on a review of the information currently available about the businesses in which Purchaser and Patheon are engaged, a merger notification must be made to the Brazilian Conselho Administrativo de Defesa Econômica (“CADE”) under Law No. 12,529 of 2011. CADE is required to issue a decision on merger cases within 240 calendar days of filing the notification (which can be extended in some circumstances). However, taking account of previous CADE practice, Patheon and the Purchaser would expect to receive the decision significantly more quickly (and approximately in line with the EC approval process).

Patheon, Thermo Fisher and Purchaser are not currently aware of any other pre-Offer Closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization

Under the Purchase Agreement, Patheon is required to hold an EGM where shareholders will be provided with information regarding the Offer and will be requested to vote on, among other matters set forth in the Purchase Agreement filed as Exhibit (e)(1) hereto, (a) the Asset Sale Resolutions and (b) the Governance Resolutions (collectively, the “EGM Matters”). The EGM will be held on the date to be specified in Patheon’s definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9. Shareholders of Patheon who hold Shares on the record date, which date will be specified in Patheon’s definitive proxy statement with respect to the EGM to be filed with the SEC after the filing of this Schedule 14D-9, are entitled to attend the EGM, vote on the EGM Matters and receive Patheon’s definitive proxy statement.

Other approvals may be required, including under Dutch corporate law, if the Post-Offer Reorganization is effected by a mechanism other than the Asset Sale and the Liquidation or the Compulsory Acquisition. Such potential mechanisms for effecting the Post-Offer Reorganization are described further in “Section 12-Purpose of the Offer; Plans for Patheon” in the Offer to Purchase.

(c)	Annual Report on Form 10-K; Quarterly Reports on Form 10-Q

For additional information regarding the business and financial results of Patheon, please see Patheon’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016, as filed with the SEC on December 23, 2016, and Patheon’s Quarterly Reports on Form 10-Q for the quarterly periods ended July 31, 2016 and January 31, 2017, as filed with the SEC on September 13, 2016 and on March 17, 2017, respectively.

(d)	Certain Patheon Management Projections

Patheon does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, as part of the due diligence review of Patheon by Thermo Fisher and Purchaser, Patheon’s management prepared a set of unaudited, long-range financial projections (the “Management Projections”) that were provided to Thermo Fisher and Purchaser. Patheon also provided the Management Projections to Morgan Stanley. Morgan Stanley relied on the Management Projections in performing its financial analysis summarized under “—The Solicitation or Recommendation—(d) Opinion of Patheon’s Financial Advisor” in Item 4 of this Schedule 14D-9 and the Management Projections were the only financial projections with respect to Patheon used by Morgan Stanley in performing such financial analysis.

Summary of Management Projections

	Fiscal Year Ended October 31,
	2017E		2018E		2019E		2020E		2021E
	(USD in millions)
	(unaudited)
Revenues
Drug Product Services	1,185		1,234		1,296		1,374		1,456
Pharmaceutical Development Services	245		277		312		349		390
Drug Substance Services	580		659		747		834		930
Corporate	—		—		—		—		—
Total Revenues		2,010		2,170		2,355		2,557		2,776
	Fiscal Year Ended October 31,
	2017E		2018E		2019E		2020E		2021E
	(USD in millions)
	(unaudited)
Adjusted EBITDA
Drug Product Services	323		344		368		398		431
Pharmaceutical Development Services	86		103		120		136		152
Drug Substance Services	146		185		225		258		293
Corporate	(105)		(112)		(117)		(117)		(117)
Total Adjusted EBITDA*		450		519		596		676		759
*	Patheon evaluates the performance of its segments based on segment Adjusted EBITDA. Patheon’s Adjusted EBITDA is income (loss) from continuing operations before repositioning expenses (including certain product returns and inventory write-offs recorded in gross profit), interest expense, foreign exchange losses reclassified from other comprehensive income (loss), refinancing expenses, acquisition and integration costs (including certain product returns and inventory write-offs recorded in gross profit), gains and losses on sale of capital assets, Biologics earnout income and expense, income taxes, impairment charges, remediation costs, depreciation and amortization, stock-based compensation expense, consulting costs related to our operational initiatives, purchase accounting adjustments, acquisition-related litigation expenses and other income and expenses. Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

	Fiscal Year Ended October 31,
	2017E		2018E		2019E		2020E		2021E
	(USD in millions)
	(unaudited)
Unlevered Free Cash Flow Calculation
Adjusted EBITDA	450		519		596		676		759
(-) Patheon-Funded CapEx	(150)		(150)		(150)		(150)		(150)
(-) Cash Taxes	(39)		(47)		(57)		(69)		(83)
(-) Change in NWC	(58)		(45)		(40)		(38)		(38)
(-) Other	(20)		(9)		(14)		(19)		0
Unlevered FCF*		182		269		335		400		488
*	Excludes one-time items (e.g., repositioning, M&A)

Additional Information Concerning the Management Projections

The summary of the Management Projections is included in this Schedule 14D-9 solely to give Patheon’s shareholders access to certain financial projections that were made available to the Patheon Board, Morgan Stanley, Thermo Fisher and Purchaser, and is not being included in this Schedule 14D-9 to influence any shareholder’s decision whether to tender their Shares in the Offer or for any other purpose. The Management Projections were generated for Patheon’s internal use and the use of its advisors, and use in connection with exploring a potential transaction, and not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or U.S. GAAP. The Management Projections are forward-looking statements. All of the Management Projections summarized in this section, were prepared by Patheon’s management.

No independent registered public accounting firm provided any assistance in the preparation or review of the Management Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Projections. The report of Ernst & Young LLP included in the 2016 Annual Report relates solely to the historical financial information of Patheon. Such report does not extend to the Management Projections and should not be read to do so.

By including the Management Projections in this Schedule 14D-9, none of Thermo Fisher, Patheon nor any of their representatives has made or makes any representation to any person regarding the information included in the Management Projections or the ultimate performance of Patheon, Thermo Fisher or Purchaser or any of their affiliates compared to the information contained in the Management Projections. Patheon has made no representation to Thermo Fisher or Purchaser, in the Purchase Agreement or otherwise, concerning the Management Projections.

The assumptions and estimates underlying the Management Projections, all of which are difficult to predict and many of which are beyond the control of Patheon, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offer and the related transactions are completed. None of Thermo Fisher, Patheon nor any of their affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Management Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of Patheon’s products and services. Important factors that may affect actual results and results in the Management Projections not being achieved include, but are not limited to, changes in Patheon’s growth strategies and in its future prospects, business development, results of operations and financial condition, changes to the Contract Development and Manufacturing Organization (“CDMO”) industry, competition from local and international companies, the adoption of new, or changes to existing, laws and regulations, relationships with and revenue from customers, the status of or changes to Patheon’s relationships with other partners and other risk factors described in Patheon’s SEC filings, including the 2016 Annual Report, and described under the section below entitled “—Additional Information—(f) Forward-Looking Statements” in this Item 8. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the CDMO industry, in particular, is a highly speculative endeavor.

The Management Projections were developed for Patheon on a stand-alone basis without giving effect to the Offer and the related transactions, and therefore the Management Projections do not give effect to the Offer, the related transactions or any changes to Patheon’s operations or strategy that may be implemented after the consummation of the Offer and the related transactions, including cost synergies realized as a result of the Offer and the related transactions, any costs incurred in connection with the Offer and the related transactions or any effects of the pendency of the Offer.

The Management Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes after the date they were prepared. Patheon undertakes no obligation, except as required by law, to update or otherwise revise the Management Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

Patheon does not provide a reconciliation of forward-looking non-GAAP financial measures to its comparable GAAP financial measures because it could not do so without unreasonable effort due to the unavailability of the information needed to calculate reconciling items and the variability, complexity and limited visibility of the adjusting items that would be excluded from the non-GAAP financial measures in future periods. When planning, forecasting and analyzing future periods, Patheon does so primarily on a non-GAAP basis without preparing a GAAP analysis as that would require estimates for various cash and non-cash reconciling items that would be difficult to predict with reasonable accuracy. For example, equity compensation expense would be difficult to estimate because it depends on Patheon’s future hiring and retention needs, as well as the future fair market value of the Shares, all of which are difficult to predict and subject to constant change. It is equally difficult to anticipate the need for or magnitude of a presently unforeseen one-time restructuring expense or the values of end-of-period foreign currency exchange rates. As a result, Patheon does not believe that a GAAP reconciliation to forward-looking non-GAAP financial measures would provide meaningful supplemental information about Patheon’s outlook.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Management Projections.

(e)	Quantification of Potential Payments to NEOs in Connection with the Offer

In accordance with Item 402(t) of Regulation S-K, the table below entitled “Transaction-Related Compensation” sets forth the estimated amounts of compensation that is based on or otherwise relates to the Offer that may become payable to each of our NEOs. Please see the previous sections herein for further information regarding this compensation.

The amounts indicated below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Offer is consummated on August 6, 2017, the employment of each of the NEOs was terminated by Patheon without cause or by the NEO for good reason (each a “qualifying termination”) on that date and that performance goals underlying annual bonuses for 2017 will be satisfied at the target level. As described below, certain of the amounts set forth in the table would be payable by virtue of the consummation of the Offer alone (“single-trigger” payments), and certain amounts described below would also require that a qualifying termination occur in connection with the Offer (“double-trigger” payments), each as identified in the tables below. In addition to the assumptions regarding date of the Offer Closing and termination of the employment or service of the NEOs, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a NEO in connection with the transaction may differ from the amounts set forth below.

TRANSACTION-RELATED COMPENSATION

Name	Cash ($)	Equity ($)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)	Total ($)
(a)	(b)	(c)	(d)	(e)			(f)
James C. Mullen Chief Executive Officer	$3,040,822	$54,165,531	—	—	—	—	$57,206,353
Stuart Grant Executive Vice President, Chief Financial Officer	$760,000	$10,666,005	—	—	—	—	$11,426,005
Michel Lagarde President	$2,073,288	$17,981,490	—	—	—	—	$20,054,778
Francisco Negron President, Drug Product Services	$619,918	$9,597,754	—	—	—	—	$10,217,672
Michael E. Lytton Executive Vice President, Corporate Development and Strategy	—	$4,052,720	—	—	—	—	$4,052,720
(b)	The amounts in this column represent the aggregate dollar amount of 2017 bonus and cash severance payments to which the NEOs would be entitled pursuant to their employment agreements and/or the Purchase Agreement upon the consummation of the transaction immediately followed by a qualifying termination of employment or service, as indicated in the table below. The table below assumes that as of the Offer Closing no base salary earned by the applicable NEO is unpaid and no accrued vacation time is owed to the applicable NEO. None of the amounts included in this column are payable upon a “single-trigger.”
Name	Base Salary ($)(1)(2)	Bonus ($)(3)	Total ($)
James Mullen	$2,200,000	$840,822	$3,040,822
Stuart Grant	$475,000	$285,000	$760,000
Michel Lagarde	$1,500,000	$573,288	$2,073,288
Francisco Negron	$425,000	$194,918	$619,918
Michael E. Lytton (4)	—	—	—
(1)	Pursuant to each NEO’s employment agreement, upon a qualifying termination occurring August 6, 2017, Messrs. Mullen and Lagarde would be entitled to cash severance equal to 24 months’ base salary, and Mssrs. Grant and Negron would be entitled to a cash severance equal to 12 months’ base salary. See “Item 3-Past Contacts, Transactions, Negotiations and Agreements--Severance and Change of Control Arrangements for Executive Officers” for additional information regarding the NEOs’ employment agreements.
(2)	The base salary currently in effect for each NEO is as follows: Mr. Mullen $1,100,000; Mr. Grant: $475,000; Mr. Lagarde: $750,000; Mr. Negron: $425,000. Mr. Lytton’s base salary as in effect on the date of his death on December 5, 2016 was $450,000.
(3)	In addition to the base salary payments described in footnote 1 of this table, Mr. Grant would be entitled to receive an additional amount, determined by Patheon in its sole discretion, equal to the bonus he would reasonably be expected to have earned during the fiscal year in which his employment is terminated. See “Item 3-Past Contacts, Transactions, Negotiations and Agreements --Severance and Change of Control Arrangements for Executive Officers” for additional information regarding the NEOs’ employment agreements. In addition, pursuant to the Purchase Agreement, upon a qualifying termination occurring after the Offer

Closing, each NEO would be entitled to receive a cash bonus based on actual achievement of performance goals under Patheon’s applicable cash bonus programs for fiscal year 2017. See “Item 3-Past Contacts, Transactions, Negotiations and Agreements--Severance and Change of Control Arrangements for Executive Officers” for additional information regarding the NEOs’ employment agreements. We assumed that if a NEO would be entitled to receive entire bonus for the year of termination under their employment agreement, they would not receive a pro-rata bonus under the Purchase Agreement.

(4)	Mr. Lytton died on December 5, 2016 and his estate is not entitled to 2017 bonus or cash severance payments. For additional information regarding the Lytton Estate Agreement, please see “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—Lytton Estate Letter Agreement” in Item 3 of this Schedule 14D-9.
(c)	The amounts in this column represent the value of the following equity awards expected to be held by the NEOs as of August 6, 2017: (i) Patheon PSUs which will be canceled in exchange for a cash payment as described above in “Item 3—Arrangements with Executive Officers and Directors of Patheon” in this Schedule 14D-9 that will become vested based on achievement of actual performance conditions in accordance with the terms of the award as a result of the Offer Closing, (ii) Patheon Options and Patheon RSUs which will be converted into Adjusted Options and Adjusted RSUs, as described above in “Item 3—Arrangements with Executive Officers and Directors of Patheon,” in this Schedule 14D-9 but the vesting of which will accelerate as a result of the occurrence of a qualifying termination following the Offer Closing, as described above in “Item 3—Arrangements with Executive Officers and Directors of Patheon” in this Schedule 14D-9 and (iii) the value of Class B Units, the vesting of which will accelerate as a result of the Offer Closing as described above in “Item 3—Arrangements with Executive Officers and Directors of Patheon” in this Schedule 14D-9. For purposes of determining the value of the Patheon Options, Patheon PSUs and Patheon RSUs, the assumed price per Share of ($35.00 is equal to the Offer Consideration. Amounts reflected in the table below with respect to Patheon PSUs and MEIP Awards are payable upon a “single-trigger,” while all other amounts reflected in the table below are payable upon a “double-trigger.” The amounts in this column consist of:
Name	Patheon PSUs ($)(1)	Patheon Options to be Converted into Adjusted Options ($)(2)	Patheon RSUs to be Converted into Adjusted RSUs ($)(3)	MEIP Awards ($)(4)	Total ($)
James Mullen	$16,176,195	$2,066,951	$3,270,120	$33,051,865	$54,565,131
Stuart Grant	$3,504,795	—	—	$7,161,210	$10,666,005
Michel Lagarde	—	$10,939,525	$7,041,965	—	$17,981,490
Francisco Negron	$4,661,335	$248,449	$393,085	$4,294,885	$9,597,754
Michael E. Lytton(5)	$4,052,720	—	—	—	$4,052,720
(1)	This column represents the aggregate dollar value of Patheon PSUs expected to be held by each NEO as of August 6, 2017, which will vest based on actual achievement of performance criteria as a result of the Offer Closing and be canceled and converted into a right to receive an amount in cash (without interest) equal to the product of (i) the Offer Consideration and (ii) the total number of shares subject to the vested Patheon PSUs.
(2)	This column represents the aggregate dollar value of the accelerated vesting of unvested Patheon Options which, pursuant to the Purchase Agreement, should be converted at the time of the Offer Closing into Adjusted Options expected to be held by each NEO. Such Adjusted Options will fully vest upon a qualifying termination, with applicable performance goals for incomplete performance periods being deemed achieved at target, and will be settled as soon as reasonably practicable.
(3)	This column represents the aggregate dollar value of the accelerated vesting of unvested Patheon RSUs which, pursuant to the Purchase Agreement, should be converted at the time of the Offer Closing into Adjusted RSUs expected to be held by each NEO as of August 6, 2017. Such Adjusted RSUs will fully vest upon a qualifying termination, with applicable performance goals for incomplete performance periods being deemed achieved at target. In such case, Adjusted RSUs will be settled as soon as reasonably practicable, but not later than ten (10) days following such NEO’s execution and non-revocation of a release.
(4)	This column represents the aggregate dollar value of the accelerated vesting of Class B Units, the vesting of which will accelerate as a result of the Offer Closing, expected to be held by each NEO as of August 6, 2017.
(5)	Mr. Lytton died on December 5, 2016 and certain amounts are payable with respect to equity expected to be held by his estate as of August 6, 2017 pursuant to the Lytton Estate Agreement, including Patheon PSUs and MEIP Awards. The MEIP Awards vested upon execution of the Lytton Estate Agreement, which was not entered into in connection with the Offer. The Mr. Lytton’s estate is also entitled to receive COBRA benefits pursuant to the Lytton Estate Agreement. These COBRA benefits are currently being paid and are not in connection with the Offer. For additional information regarding the Lytton Estate Agreement, please see “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—Lytton Estate Letter Agreement” in Item 3 of this Schedule 14D-9.

(f)	The amounts in this column represent the aggregate dollar value of the amounts reported in columns (b) through (e). The table below reflects the amount of single-trigger and double-trigger payments payable to each NEO in connection with the Offer Closing.
Name	Single-Trigger Payments ($)(1)	Double-Trigger Payments ($)(2)	Total ($)
James Mullen	$49,228,060	$8,377,893	$57,605,953
Stuart Grant	$10,666,005	$760,000	$11,426,005
Michel Lagarde	—	$20,054,778	$20,054,778
Francisco Negron	$8,956,220	$1,261,452	$10,217,672
Michael E. Lytton	$4,052,720	—	$4,052,720
(1)	This column represents the aggregate dollar value of single-trigger payments payable to each NEO in connection with the Offer Closing, which include Patheon PSUs and MEIP Awards. With respect to Mr. Lytton, this column also includes the value of health benefits payable to his beneficiaries pursuant to the Lytton Estate Agreement, though they were vested prior to the Offer Closing. For additional information regarding the Lytton Estate Agreement, please see “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Patheon—Lytton Estate Letter Agreement” in Item 3 of this Schedule 14D-9.
(2)	This column represents the aggregate dollar value of double-trigger payments payable to each NEO in connection with the Offer Closing, which include cash compensation, Patheon Options and Patheon RSUs to be converted into Adjusted Options and Adjusted RSUs, respectively.
(f)	Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent and pending acquisitions, including the proposed transaction, may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the transaction, Patheon’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed transaction; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the SEC and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in Patheon’s Annual Report on Form 10-K for the year ended October 31, 2016 and its subsequent Quarterly Reports on Form 10-Q, including its Quarterly Report on Form 10-Q for the quarter ended January 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Patheon’s website, ir.patheon.com, under the heading “SEC Filings,” and in other documents Patheon files with the SEC. While Thermo Fisher or Patheon may elect to update forward-looking statements at some point in the future, Thermo Fisher and Patheon specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or Patheon’s views as of any date subsequent to today.

(g)	Additional Information and Where to Find It; Participants in the Solicitation

Patheon will file a proxy statement with the SEC, together with any other appropriate materials, in connection with the EGM at which the Patheon shareholders will vote on certain proposed resolutions in connection with the Offer. INVESTORS AND SHAREHOLDERS OF PATHEON ARE URGED TO READ THE PROXY

STATEMENT AND OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY VOTING DECISION. Patheon, its directors and executive officers and other members of its management and employees, as well as Thermo Fisher and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Patheon’s shareholders in connection with the EGM. Information about Patheon’s directors and executive officers and their ownership of Patheon ordinary shares is set forth in the proxy statement for Patheon’s 2017 annual general meeting of shareholders, which was filed with the SEC on January 26, 2017. Information about Thermo Fisher’s directors and executive officers is set forth in the proxy statement for Thermo Fisher’s 2017 annual meeting of stockholders, which was filed with the SEC on April 4, 2017. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM, including the interests of Patheon’s directors and executive officers in the transaction, which may be different than those of Patheon’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.

Item 9.	EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 31, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Thermo Fisher and Purchaser on May 31, 2017).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Text of Summary Advertisement as published in The New York Times on May 31, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)
Joint Press Release issued by Thermo Fisher Scientific Inc. and Patheon N.V., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Patheon with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(B)	Memo to Employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Patheon with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(C)	Employee Presentation (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Patheon with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(D)	Frequently Asked Questions for Employees (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Patheon with the United States Securities and Exchange Commission on May 15, 2017).

Exhibit No.	Description
(a)(5)(E)
Investor Presentation, dated May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(F)
Letter to Thermo Fisher Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(G)
Transcript of Joint Investor Conference Call held by Thermo Fisher Scientific Inc. and Patheon N.V. on May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(H)
Letter to Patheon N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 16, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(e)(1)	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V. (corrected version).*

(e)(2)	Form of Tender and Support Agreement, dated as of May 15, 2017 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form S-1/A filed by Patheon N.V. with the United States Securities and Exchange Commission on June 16, 2016).

(e)(4)	Patheon N.V. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.16 to the Form S-1/A filed by Patheon N.V. on June 16, 2016).

(e)(5)
Form of Non-Employee Director Restricted Share Unit Award Agreement under the Patheon N.V. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form S-1/A filed by Patheon N.V. on June 16, 2016).

(e)(6)	Form of Restricted Share Unit Award Agreement under the Patheon N.V. 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to the Form S-1/A filed by Patheon N.V. on June 16, 2016).

(e)(7)	Form of Option Award Agreement under the Patheon N.V. 2016 Omnibus Incentive Plan.*

(e)(8)	Form of Restricted Share Unit Award Agreement (Time-Based) under the Patheon N.V. 2016 Omnibus Incentive Plan.*

(e)(9)	Option Award Agreement, dated as of July 20, 2016, by and between Patheon N.V. and Michel Lagarde under the Patheon N.V. 2016 Omnibus Incentive Plan.*

(e)(10)	Restricted Share Unit Award Agreement, dated as of July 20, 2016, by and between Patheon N.V. and Michel Lagarde under the Patheon N.V. 2016 Omnibus Incentive Plan.*

(e)(11)	DPx Holdings B.V. Management Long-Term Incentive Plan, dated April 24, 2014.*

Exhibit No.	Description
(e)(12)
Amended and Restated Employment Agreement, dated February 7, 2011, by and between Patheon Pharmaceutical Services Inc. and James Mullen (incorporated by reference to Exhibit 10.14 to the Form S-1/A filed by Patheon N.V. on September 3, 2015).

(e)(13)
Employment Agreement, dated January 25, 2011, by and between Patheon Pharmaceutical Services Inc. and Stuart Grant, as amended by Amendment to Employment Agreement, dated May 19, 2014 (incorporated by reference to Exhibits 10.17-10.18 to the Form S-1/A filed by Patheon N.V. on September 3, 2015).

(e)(14)
Transition and Retirement Agreement, dated December 8, 2016, by and between Patheon Pharmaceutical Services Inc. and Stuart Grant (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Patheon N.V. on December 14, 2016).

(e)(15)
Employment Agreement, dated May 2, 2016, by and between Patheon Pharmaceutical Services Inc. and Michel Lagarde (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by Patheon N.V. on March 17, 2017).

(e)(16)
Amended and Restated Employment Agreement, dated October 19, 2015, by and between Patheon Pharmaceutical Services Inc. and Francisco Negron (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Patheon N.V. on March 17, 2017).

(e)(17)
Employment Agreement, dated November 1, 2014, by and between Patheon Pharmaceutical Services Inc. and Eric M. Sherbet (incorporated by reference to Exhibit 10.18 to the Form S-1/A filed by Patheon N.V. on February 5, 2016).

(e)(18)
Employment Agreement, dated July 24, 2013, by and between DSM Pharmaceutical Products Inc. and Lukas Utiger, as amended by Amendment, dated March 4, 2014 (incorporated by reference to Exhibits 10.22-10.23 to the Form S-1/A filed by Patheon N.V. on February 5, 2016).

(e)(19)
Employment Agreement, dated April 26, 2010, by and between Patheon Pharmaceutical Services Inc. and Harry Gill, as amended by Amendment, dated May 19, 2014 (incorporated by reference to Exhibits 10.20-10.21 to the Form S-1/A filed by Patheon N.V. on September 3, 2015).

(e)(20)	Employment Agreement, dated August 15, 2011, by and between Patheon Pharmaceutical Services Inc. and Rebecca Holland New.*

(e)(21)	Employment Agreement, dated July 11, 2016, by and between Patheon Pharmaceutical Services Inc. and Craig Schneier.*

(e)(22)	Employment Agreement, dated January 16, 2017, by and between Patheon Pharmaceutical Services Inc. and Raul Cardona Torres.*

(e)(23)
Employment Agreement, dated November 1, 2012, by and between Patheon Pharmaceutical Services Inc. and Michael Lehmann, as amended by Amendment, dated May 19, 2014 (incorporated by reference to Exhibits 10.15-10.16 to the Form S-1/A filed by Patheon N.V. on September 3, 2015).

(g)	Not applicable.
*	Filed Herewith
Annex A	Opinion of Morgan Stanley, dated May 14, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Patheon N.V.

By:	/s/ Eric Sherbet
	Name:	Eric Sherbet
	Title:	General Counsel and Secretary

Date: May 31, 2017

ANNEX A

May 14, 2017

Board of Directors
Patheon N.V.
111 Speen Street, Suite 550
Framingham, MA 01701

Members of the Board:

We understand that Patheon N.V. (the “Company”), Thermo Fisher Scientific Inc. (the “Buyer”) and Thermo Fisher (CN) Luxembourg S.À R.L., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into a Purchase Agreement, substantially in the form of the draft dated May 14, 2017 (the “Purchase Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for any and all of the outstanding ordinary shares, par value €0.01 per share, of the Company (the “Company Shares”) in exchange for $35.00 per share in cash, without interest (the “Offer Consideration”) subject to the terms and conditions set forth in the Purchase Agreement, and (ii) if the number of Company Shares validly tendered in accordance with the terms of the Tender Offer and not properly withdrawn, together with the Company Shares owned by Acquisition Sub or any of its affiliates, represents at least eighty per cent of the issued and outstanding capital of the Company but less than ninety-five per cent of the issued and outstanding capital of the Company, the subsequent entry into an Asset Sale Agreement (the “Asset Sale Agreement” and together with the Purchase Agreement, the “Transaction Documentation”), substantially in the form of the draft dated May 14, 2017, which provides for the purchase and acceptance or assumption (as the case may be) by Acquisition Sub of the Company’s Business (as defined in the Asset Sale Agreement) (the “Asset Sale” and together with the Tender Offer, the “Transaction”) for an amount equal to the product of (i) the Offer Consideration multiplied by (ii) the total number of Company Shares issued and outstanding immediately prior to the closing of the Asset Sale. The terms and conditions of the Transaction are more fully set forth in the Transaction Documentation.

You have asked for our opinion as to whether the Offer Consideration to be received by the holders of the Company Shares pursuant to the Purchase Agreement is fair from a financial point of view to the holders of the Company Shares.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;
3)	Reviewed certain financial projections prepared by the management of the Company;
4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;
5)	Reviewed the reported prices and trading activity for the Company Shares;
6)	Compared the financial performance of the Company and the prices and trading activity of the Company Shares with that of certain other publicly-traded companies comparable with the Company and their securities;
7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
8)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;
9)	Reviewed the Purchase Agreement, the Asset Sale Agreement, the draft commitment letter from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC substantially in the form of the draft dated May 9, 2017 (the “Commitment Letter”) and certain related documents; and
10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and

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formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Transaction Documentation without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letter and that the definitive Transaction Documentation will not differ in any material respect from the drafts thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of the Company Shares in the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a majority of which is contingent upon the closing of the Transaction. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. Morgan Stanley expresses no opinion or recommendation to any stockholder of the Company as to whether such stockholder should tender its Company Shares into the Tender Offer or how such stockholder should vote at the extraordinary general meeting to be held in connection with the Transaction.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of the Company Shares pursuant to the Purchase Agreement is fair from a financial point of view to the holders of the Company Shares.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael J. Boublik
Michael J. Boublik
Chairman of M&A - Americas

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